中信泰富有限公司

BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

Date : 19th September, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room ~~3045~~ 3011 (stop ~~3-4~~ 3-2)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING SEP 2 0 2002 WASH. D.C. 155 SECTION

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 21, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

dw 9/23

Encl.
AT/wy/LTR-1943

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

中信泰富有限公司

CITIC PACIFIC

PRESS RELEASE

APPOINTMENT OF HONORARY CHAIRMAN

The directors of CITIC Pacific Limited ("the Company") are pleased to announce that Mr. Wang Jun is appointed as the Honorary Chairman of the Company with effect from August 26, 2002 in recognition of his invaluable contributions over the years.

Mr. Wang Jun is the chairman of China International Trust and Investment Corporation, the major shareholder of the Company, and has been giving full support to the Company which is conducive to its successful development. The directors are confident that the Company will benefit greatly from his continuing support.

Hong Kong, August 26, 2002

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com WebSite: www.citicpacific.com

中信泰富有限公司

CITIC PACIFIC

PRESS RELEASE

APPOINTMENT OF HONORARY CHAIRMAN

The directors of CITIC Pacific Limited ("the Company") are pleased to announce that Mr. Wang Jun is appointed as the Honorary Chairman of the Company with effect from August 26, 2002 in recognition of his invaluable contributions over the years.

Mr. Wang Jun is the chairman of China International Trust and Investment Corporation, the major shareholder of the Company, and has been giving full support to the Company which is conducive to its successful development. The directors are confident that the Company will benefit greatly from his continuing support.

Hong Kong, August 26, 2002

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com WebSite: www.citicpacific.com

Consolidated Profit and Loss Account

in HK$million	Note	Six months ended 30 June 2002 Unaudited	2001 Unaudited
Turnover		11,481	8,787
Profit from Consolidated Activities	3	1,354	1,288
Share of Profits less Losses of Associated Companies		1,107	723
Net Finance Charges	4	(232)	(267)
Profit before Taxation		2,229	1,744
Taxation	5	(161)	(155)
Profit after Taxation		2,068	1,589
Minority Interests		(103)	(89)
Profit Attributable to Shareholders		1,965	1,500
Dividends	6		
Interim Dividend Proposed		(657)	(439)
Transfer (to)/from Reserves		(10)	1
Earnings per Share (HK$)	7	0.897	0.685
Dividend per Share (HK$) - Interim		0.30	0.20

Notes:

1 Significant accounting policies

These condensed unaudited consolidated interim accounts ("the Accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The Accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2001 except that the Group has adopted new or revised SSAPs, particularly SSAP No. 34 "Employee Benefits" and SSAP No. 11 "Foreign Currency Translation" which became effective for the current accounting period. These adoptions have no significant impact on the Group's financial statements except that the adoption of SSAP No. 34 by CITIC Pacific's associated company, Cathay Pacific Airways Limited, has reduced the CITIC Pacific's attributable opening retained earnings by HK$148 million.

2 Turnover and segment information

An analysis of the group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of associated companies by principal activities are as follows:

Six months ended 30 June 2002 in HK$million	Turnover	Profit from Consolidated Activities	Share of Profits less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity:						
Communications	2,226	116	271	387	-	387
Power and Civil Infrastructure	892	769	58	827	-	827
Aviation	-	-	409	409	-	409
Property	228	169	332	501	43	544
Marketing & Distribution						
Motor vehicles and related services	2,932	141	13	154	(32)	122
Trading	2,359	19	10	29	(11)	18
Industrial Manufacturing	1,823	141	-	141	-	141
Others	1,021	168	14	182	-	182
Less: General & Administration Expenses	-	(169)	-	(169)	-	(169)
	11,481	1,354	1,107	2,461	-	2,461
Net Finance Charges						(232)
Taxation						(161)
Profit after Taxation						2,068

Six months ended 30 June 2001 in HK$million	Turnover	Profit from Consolidated Activities	Share of Profits less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity:						
Communications	352	75	100	175	-	175
Power and Civil Infrastructure	969	869	46	915	-	915
Aviation	-	-	379	379	-	379
Property	131	99	175	274	63	337
Marketing & Distribution						
Motor vehicles and related services	2,533	148	12	160	(49)	111
Trading	2,477	21	11	32	(14)	18
Industrial Manufacturing	1,553	117	-	117	-	117
Others	772	138	-	138	-	138
Less: General & Administration Expenses	-	(179)	-	(179)	-	(179)
	8,787	1,288	723	2,011	-	2,011
Net Finance Charges						(267)
Taxation						(155)
Profit after Taxation						1,589

An analysis of group's turnover by geographical area is as follows:

in HK$million	2002	2001
By geographical area:		
Hong Kong	4,538	4,358
Mainland China	6,408	3,644
Japan	223	224
Others	312	561
	11,481	8,787

3 The profit from consolidated activities is arrived at after crediting and charging:

in HK$million	2002	2001
Dividend income from investments	228	255
Net gain from investments	91	40
Cost of inventories	5,820	4,833
Depreciation and amortisation	268	241
Goodwill amortisation	10	3

4 Net finance charges included interest expense of HK$275 million (2001: HK$382 million).

5 Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Detailed as follows:

in HK$million	2002	2001
Company and subsidiary companies		
Hong Kong profits tax	67	64
Overseas taxation	15	31
Deferred taxation	(3)	(11)
Associated companies		
Hong Kong profits tax	40	24
Overseas taxation	35	36
Deferred taxation	7	11
	161	155

6 Dividends

in HK$million	2002	2001
2001 Final dividend paid: HK$0.60 (2000: HK$0.65) per share	1,314	1,427
2002 Interim dividend proposed: HK$0.30 (2001: HK$0.20) per share	657	439

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$1,965 million (2001: HK$1,500 million) and on 2,189,780,160 shares in issue for the period (2001: 2,196,000,160 shares in issue).

No diluted earnings per share is presented for the six months ended 30 June 2002 as the exercise of all the share options outstanding during the period have no dilutive effect on the earnings per share.

8 Comparative figures have been adjusted to conform with the current presentation as required under the new or revised Hong Kong Statement of Standard Accounting Practice implemented.

FINANCIAL REVIEW AND ANALYSIS

Treasury Policy

The Group's overall treasury and funding policies have remained the same as those described in the annual report for the year ended 31 December 2001.

Group Liquidity and Financial Resources

As of 30 June 2002, the Group's total outstanding debt was HK$12.1 billion (31 December 2001: HK$14.6 billion), cash and deposit with banks were HK$3.2 billion giving a net debt of HK$8.9 billion compared to HK$10 billion at 31 December 2001. Net debt divided by total capital was 17%.

As of 30 June 2002, the Company's borrowing structure is summarised in the following tables:

Outstanding Debt Maturity Profile

In HK$ million	2002	2003	2004	2005	2006	2007 and Beyond	Total
Parent Company (1)	623	24	3,500	100	2,456	3,510	10,213
Subsidiaries	825	355	169	465	43	26	1,883
Total Outstanding Debt	1,448	379	3,669	565	2,499	3,536	12,096

(1) Including a US$450 million global bond which was issued by a wholly owned special purpose vehicle.

Source of Debt Financing

	HK$ million	*Percentage*
Bank Loans	7,806	65%
Private Placement	780	6%
Bonds	3,510	29%
	12,096	100%

CITIC Pacific expects to sign in late August a HK$2.5 billion 5.5/7 year syndicated loan facility which will further extend the debt maturity profile and lower the Group's overall cost of funds.

As of 30 June 2002, Group's undrawn available facilities totalled HK$8.1 billion. Approximately HK$5.3 billion were committed term loans, HK$1.7 billion were money market lines and the balance were trade facilities. These undrawn available facilities, combined with the strong recurrent cash flow generated from operations, provide ample financial resources and flexibility to the Group to implement its investment strategies.

As of 30 June 2002, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$2 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate interest with its counterparties, without the exchange of the underlying notional amounts. The objective is to stabilise the overall cost of borrowings over time.

As at 30 June 2002, approximately 66% of the Group's total borrowings after swap bear interest at floating rates and the remaining 34% are at fixed rates. The average all-in cost of debt including hedging costs in the first half 2002 was 4.4% compared with 6.1% a year before.

CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. The Company does not engage in foreign currency speculation. At 30 June 2002, the Company had total cross currency swap contracts outstanding with a notional amount of approximately HK$1.3 billion.

The denomination of the Group's borrowings after currency swaps and denomination of the cash and deposits with banks at 30 June 2002 were:

HK$ million Equivalent

Denomination	HK$	US$	Renminbi	Yen	Other	Total
Debt Outstanding	4,201	6,279	1,012	534	70	12,096
Cash and Deposits	466	1,464	1,069	226	13	3,238
Net Borrowings	3,735	4,815	(57)	308	57	8,858
Percentage	42%	54%	0%	4%	0%	100%

Capital Commitment and Contingent Liabilities

As at 30 June 2002, the Group's contracted capital commitment was HK$998 million and the Group's contingent liabilities were not significantly changed from the last year end.

HUMAN RESOURCES

As at the end of June 2002, the Group employed 11,940 people in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas in which these principal subsidiaries operate are in Hong Kong and Mainland China, employing 4,205 and 7,518 staff respectively. Another 217 staff are employed primarily in Japan, Singapore and Canada. The total staff cost for the six months ended 30 June 2002 was HK$646 million.

The Group's overall policies on human resource management remain largely compatible with major employers in the territories it operates in.

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May, 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares.

On 28 May 2002 options to subscribe for a total of 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share were granted under the Plan. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 30 June, 2002.

CORPORATE GOVERNANCE

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, System of Internal Control, Audit Committee, Codes and financial reporting may be found on page 36 of the 2001 Annual Report.

The Audit Committee of the Board, consisting of three independent non-executive directors, has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Interim Accounts, which are prepared in accordance with SSAP 25 "Interim Financial Reporting", have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 "Engagements To Review Interim Financial Reports" except that the scope did not extend to the results of the listed associated company, Cathay Pacific Airways Limited.

During the six months ended 30 June 2002, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

DIVIDEND AND CLOSURE OF REGISTER

The Directors have declared an interim dividend of HK$0.30 (2001: HK$0.20) per share for the year ending 31 December 2002 payable on 19 September 2002 to shareholders whose names appear on the Register of Members of the Company on 17 September 2002. The Register of Members will be closed from 11 September 2002 to 17 September 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Hong Kong for registration not later than 4:00 p.m. on 10 September 2002.

SHARE CAPITAL

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

INTERIM REPORT AND FURTHER INFORMATION

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information in Interim Report including a full financial analysis will be posted on the Company's website as soon as possible and no later than 10 September 2002 the full Interim Report will be sent to shareholders and made available on the website of the Company and the Stock Exchange.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 26 August 2002

Announcement of Interim Results

for the Six Months Ended 30 June 2002

CITIC Pacific Limited

CITIC PACIFIC

Chairman's Business Review

In the first six months of 2002 CITIC Pacific's net profit was HK$1,965 million compared with HK$1,500 million in the first half of 2001. In recognition of the 31% increase in profits and the strong cash flow in this period, the directors have resolved to increase the interim dividend from HK$0.20 to HK$0.30.

The increase in profits is mainly due to the following factors: aviation business improved dramatically compared with the second half of 2001. The trend of improvement is particularly notable since the second quarter of this year. In the first half of 2002, CITIC Pacific effectively reduced overhead expenses and improved operating efficiency. Net financing costs decreased significantly, thanks to the lower market interest rate and borrowing costs; our communication businesses continued to grow steadily with increased profit contribution; the sale of residential apartments in Siena One at Discovery Bay and The Victoria Towers in Kowloon also contributed to the overall profit.

The first half of 2002 was particularly difficult for Hong Kong, and in common with many other organizations, CITIC Pacific applied itself to improving efficiency in all our businesses. Although this process was painful, the positive results will be of great long-term benefit to the Company in enabling products to be offered at lower cost.

In the following pages I will focus on the new developments and changes from the full description of CITIC Pacific's business in the last annual report.

Infrastructure

Infrastructure continues to be the main focus of CITIC Pacific's business to which it provides strong and stable profits and cash flows.

Communications

Since its acquisition by CITIC Pacific in mid 2000, *CITIC Telecom 1616* has established itself as the premier International Direct Dialling wholesaler. Monthly IDD traffic volume reached almost 200 million minutes in June 2002, some 33% higher than just six months earlier and 141% higher than the end of June 2001. CITIC Telecom 1616 is currently focusing on diversifying its businesses by offering its customers a range of value-added services. These non-IDD telecom services are expected to bring additional revenue and growth to CITIC Telecom 1616 in the future.

CPCNet specializes in Internet Protocol services for corporate businesses. In March, it launched its "TrueConnect", Virtual Private Network service to serve the needs of customers with business spanning the Greater China region. Eight points of presence have already been established in Mainland China and another four are planned for the end of 2002. CPCNet now has a sizable customer pipeline for the "TrueConnect" service, which is already profitable, and is in negotiation with potential business partners in other parts of the world. CPCNet will also be launching other new services such as Collaboration Software Services, enhanced security solutions to businesses and managed solutions to the education sector for innovative teaching programs.

CITIC Guoan and *Macau Telecom* also made their contributions to the results of telecommunications business.

Power

The existing power plants are all operating smoothly and generating steady income. Total electricity generated by CITIC Pacific's power plants was 6,308 million kwh, an increase of 21% compared with the first six months of 2001.

Preparation for the construction of Ligang Phase III Power Station is continuing. At the same time, the second unit of 200MW of the co-generation plant in Hohhot is near completion and the development of the 200MW co-generation plant in Jilin is proceeding according to schedule with the target completion date of December of 2002 and April of 2003 for the two units.

Civil Facilities - Roads, Bridges and Tunnels

CITIC Pacific's bridges, tunnels and road in Shanghai continue to contribute steady and stable cash flows that have been experienced for many years.

In Hong Kong, the Western Harbour Crossing (WHC) traffic averaged 39,486 per day at the end of June was much below projection whilst the Eastern Harbour Tunnel registered an average traffic volume of 73,511 vehicles per day, a slight decrease from the same period last year. The lack of traffic growth in both tunnels is a serious concern and appropriate action may have to be taken in due course to address the issue of satisfactory shareholders' return.

In August, Hong Kong Tunnels and Highways Management Co Ltd. was awarded a new contract by the Hong Kong Government to continue to manage the operations of the Cross Harbour Tunnel.

Aviation

For the six months ended 30 June 2002 *Cathay Pacific's* profit rose 7% from the same period in 2001 to HK$1,412 million. Both cargo and passenger load factors rose but the yield for both declined. Cost per available ton kilometer was well under control. Needless to say, these results are significantly better than in the second half of 2001, which was particularly difficult for the world's airline industry.

Dragonair recorded a reduced interim profit compared to the same period last year. However, the airline has emerged from the downtrend which began in the fourth quarter of last year and the recent performance is particularly strong. In July, Dragonair began flights between Hong Kong and Taipei which is expected to become a new revenue generator. The Hong Kong - Taipei route is already operated by Cathay Pacific. This is the first passenger route in which two Hong Kong based airlines have operated in competition. CITIC Pacific supports this change of policy which is appropriate to the future development of the Hong Kong aviation industry.

Property

Up to 30 June 2002, 98% of the 298 flats at Siena One at Discovery Bay and 69% of 988 apartments at The Victoria Towers in Kowloon have been sold. Siena Two will begin pre-sale shortly. Site clearance of Phase I of CITIC Pacific's residential development in Shanghai - Westgate Garden - has been completed and foundation work is scheduled to commence in the fourth quarter of this year.

Rental income from CITIC Square and Royal Pavilion in Shanghai was recorded for the first time as they were acquired in January 2002 and the contribution from investment properties rose 12%.

Marketing and Distribution

For the first six months of 2002, *Dah Chong Hong* (DCH) faced a weak consumer market in Hong Kong but the market in Mainland China was stable. DCH profits in the first half of 2002 increased by 11% compared to 2001 due to improved efficiency from close attention to reducing costs.

Motor: The Hong Kong motor market has been particularly hard hit by the weak economy. DCH increased its market share by 3-percentage-point to 26%, selling 4,513 units in the first half of the year, a decline of only 12% compared with a 26% drop for the overall motor market. In the Mainland China market, demand grew for both imported and domestically made vehicles. In order to capture the opportunities presented by this fast growing market, DCH has focused its effort on building up its distribution networks in China. During the first half of 2002, three Bentley and seven Renault showrooms were successfully opened.

Trading: In Hong Kong, the sales of consumer goods and food commodities have remained stable due to the Company's success in expanding market share and new products. In Mainland China, the development of the distribution business has also moved forward smoothly. After the successful restructuring of the agriculture and catering business, there has been an improvement in profits.

Faced with increased competition and the difficult economic environment, *Sims Trading's* profits have decreased from a year ago. Management is focusing on generating new businesses, improving efficiency and co-operating with DCH wherever possible.

Other Businesses

CITIC Capital Markets has consolidated itself under a new holding company and in its short life has generated new business, established working relationships with CITIC Securities and CITIC Ka Wah Bank, and begun to recruit high quality staff to pursue its strategy. In September its main operations will move to CITIC Tower under its new identity.

Shanghai CP Guojian Pharmaceutical is awaiting approval for its first medicine to proceed to clinical trial and is proceeding with the design of its new laboratory and production plant.

Finance

In August, CITIC Pacific raised a HK$2.5 billion loan with maturities of 5.5 and 7 years thereby extending the debt maturity and reduced interest expense. Supported by strong recurring cash flows from many of our operations, CITIC Pacific certainly has the financial strength and flexibility to implement its strategies in the future.

Looking Ahead

The last twelve months have seen enormous volatility in the markets in various parts of the world, and there is much uncertainty about the future, particularly of the US economy. CITIC Pacific is fortunate to be based in Hong Kong with a singularly deep knowledge of China, sound businesses that produce good cash flows many of which have potential to grow, well structured finance, good management and a tradition of operating with excellent standards of corporate governance.

Our strategy will be to continue to move forward, step-by-step, to develop our existing businesses related to China in a systematic way, especially those related to communications, aviation, power and marketing and distribution. At the same time we will not overlook opportunities to purchase sound businesses in our areas of expertise.

All the Directors and staff of CITIC Pacific have worked hard in the last six months, in difficult circumstances, to progress our company forward, and I thank them for this and their dedication and commitment to excellence.

Larry Yung Chi Kin
Chairman

Hong Kong, 26 August 2002

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______						
2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______________________

Authorised Signatory:

Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th September, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓ 3. Other classes of shares : please specify : shares

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ______)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

Annexure

CITIC Pacific Limited

List of Information that the Company since August 21, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 5, 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement of Interim Results for the Six Months Ended 30 June 2002
   Date : August 26, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Press Release in connection with the Appointment of Honorary Chairman
   Date : August 26, 2002
   Entity Requirement Item : Made public by the Company voluntarily.

4. Document : Interim Report 2002
   Date : September 10, 2002 (distribution date)
   Entity Requirement Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notification to shareholders on new corporate communications and reply slip
   Date : September 10, 2002 (distribution date)
   Entity Requirement Item : HKSE (pursuant to HKSE Listing Rules)

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ________ Exercise price: HK$ ________						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* *HK$* ______						
2. ________ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price: .	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ________________________

Authorised Signatory:

[signature]

Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai   Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th September, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :   2. Preference shares :

✓3. Other classes of shares :   please specify : shares

4. Warrants :   please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since August 21, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 5, 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement of Interim Results for the Six Months Ended 30 June 2002
   Date : August 26, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Press Release in connection with the Appointment of Honorary Chairman
   Date : August 26, 2002
   Entity Requirement Item : Made public by the Company voluntarily.

4. Document : Interim Report 2002
   Date : September 10, 2002 (distribution date)
   Entity Requirement Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notification to shareholders on new corporate communications and reply slip
   Date : September 10, 2002 (distribution date)
   Entity Requirement Item : HKSE (pursuant to HKSE Listing Rules)



CITIC PACIFIC

中信泰富

Interim Report
中期業績

30.6.2002

Business at a Glance

業務概覽

Infrastructure

基礎建設

Communications Provides services to customers in Hong Kong, Macau, Mainland China and their trading partners around the world. CITIC Telecom 1616 is the leading IDD wholesaler in Asia, CPCNet provides Internet Protocol services for corporate businesses, CITIC Guoan operates cable TV networks on the Mainland, and Macau Telecom is Macau SAR's primary communications provider.

信息業 為香港、澳門及中國大陸的客戶以及其全球各地的業務夥伴提供服務。中信電訊1616在亞洲長途電話批發市場上佔有領先地位，CPCNet為企業提供網絡服務，中信國安在中國大陸經營有線電視網絡，而澳門電訊則為澳門特別行政區最主要的電訊公司。

Power Owns, operates and manages power plants in Mainland China with current total installed capacity of 2,373MW. The 1,400MW Ligang Power Plant is the flagship of the Company's power business.

發電 集團擁有並經營管理於中國大陸的發電廠，現有總裝機容量達237.3萬千瓦。利港電廠的裝機容量為140萬千瓦，是公司發電廠的旗艦。

Civil Facilities: Roads, Bridges and Tunnels Interests in all of the cross Huangpu River facilities in Shanghai, as well as ownership or management responsibilities in the three harbour crossings in Hong Kong.

基礎設施：公路、橋樑及隧道 集團擁有上海所有橫跨黃浦江設施的權益，亦擁有香港三條海底隧道的專營權或管理權。

Aviation A key participant in Hong Kong's aviation sector with interests in Cathay Pacific Airways, Hong Kong Dragon Airlines and air cargo provider HACTL.

航空 中信泰富擁有國泰航空、港龍航空及香港空運貨站有限公司之權益，為香港航空業的主要參與者。

Property

物業

Develops, manages and owns properties, including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay and Shanghai's Westgate Garden, CITIC Square and Royal Pavilion.

公司開發、管理及擁有投資物業，包括位於香港的中信大廈、又一城和愉景灣，以及在上海的老西門新苑、中信泰富廣場及華山公寓等。

Marketing and Distribution

貿易及分銷

Serves the people of Hong Kong and Mainland China through Dah Chong Hong (DCH), distributor of an array of motor vehicles, consumer and food commodity products and Sims Trading, which specializes in the distribution of branded food, household and healthcare products in our major markets, including Macau.

集團擁有的大昌行及慎昌為中港的大眾提供服務。大昌行從事汽車、消費品及食品等一系列產品的銷售及分銷，而慎昌在集團的主要市場（包括澳門）則專門從事品牌食品、家庭用品及保健產品的分銷業務。

Other businesses

其他業務

Developing businesses include specialty steel, bio-pharmaceutical research and development, CITIC Capital Markets Holdings, and distance learning.

集團亦擁有和發展其他業務，包括特種鋼材、生物製藥的研發、中信資本市場及遠程教學。

Contents 目錄

Highlights

概要

- Net profits increased 31% to HK$1,965 million
- Infrastructure businesses contributed 71% of profits
- CITIC Telecom 1616 and CPCNet continued strong growth in the communications sector
- Aviation operations improved, particularly compared with the second half of 2001
- Strong cash flows, financial strength and flexibility
- Increased interim dividend
- Moving forward, step-by-step, to develop existing businesses related to China

- 淨溢利增長31%，達港幣十九億六千五百萬元
- 71%溢利貢獻來自基礎建設業務
- 信息業方面，中信電訊1616及CPCNet的業務繼續強勁增長
- 尤其同去年下半年相比，航空業務有所改善
- 現金流量強勁、財務實力雄厚及具靈活性
- 中期股息增加
- 以循序漸進的方式逐步拓展集團於國內的現有業務

Key Financial Indicators

主要財務指標

in HK$ million	**2002** Six months ended 30 June 截至六月三十日止六個月	2001 Six months ended 30 June 截至六月三十日止六個月	2001 Year ended 31 December 截至十二月三十一日止年度	*以港幣百萬元計算*
Profit Attributable to Shareholders	**1,965**	1,500	2,110	**股東應佔溢利**
Shareholders' Funds	**41,726**	41,595	41,489	**股東資金**
Net Debt	**8,858**	11,457	10,008	**淨負債**

in HK$				*以港幣元計算*
Earnings per Share	**0.90**	0.68	0.96	**每股盈利**
Dividend per Share	**0.30**	0.20	0.80	**每股股息**

In the first six months of 2002 CITIC Pacific's net profit was HK$1,965 million compared with HK$1,500 million in the first half of 2001. In recognition of the 31% increase in profits and the strong cash flow in this period, the directors have resolved to increase the interim dividend from HK$0.20 to HK$0.30.

The increase in profits is mainly due to the following factors: aviation business improved dramatically compared with the second half of 2001. The trend of improvement is particularly notable since the second quarter of this year. In the first half of 2002, CITIC Pacific effectively reduced overhead expenses and improved operating efficiency. Net financing costs decreased significantly, thanks to the lower market interest rate and borrowing costs; our communication businesses continued to grow steadily with increased profit contribution; the sale of residential apartments in Siena One at Discovery Bay and The Victoria Towers in Kowloon also contributed to the overall profit.

The first half of 2002 was particularly difficult for Hong Kong, and in common with many other organizations, CITIC Pacific applied itself to improving efficiency in all our businesses. Although this process was painful, the positive results will be of great long-term benefit to the Company in enabling products to be offered at lower cost.

In the following pages I will focus on the new developments and changes from the full description of CITIC Pacific's business in the last annual report.

Infrastructure

Infrastructure continues to be the main focus of CITIC Pacific's business to which it provides strong and stable profits and cash flows.

Communications

Since its acquisition by CITIC Pacific in mid 2000, *CITIC Telecom 1616* has established itself as the premier International Direct Dialling wholesaler. Monthly IDD traffic volume reached almost 200 million minutes in June 2002, some 33% higher than just six months earlier and 141% higher than the end of June 2001. CITIC Telecom 1616 is currently focusing on diversifying its businesses by offering its customers a range of value-added services. These non-IDD telecom services are expected to bring additional revenue and growth to CITIC Telecom 1616 in the future.

中信泰富二零零二年首六個月的淨溢利為港幣十九億六千五百萬元，較去年同期的港幣十五億元增長31%。鑑於溢利的增長及公司充裕的流動資金，董事會決定將中期股息由港幣0.20元增至港幣0.30元。

溢利增長的主要因素是：航空業表現突出，同去年下半年相比業績錄得顯著改善，尤在第二季度以後保持了增長勢頭；期內公司節流奏效，減少了營運支出，同時市場利率及公司融資成本降低，財務費用大幅減少；信息業務繼續獲得穩步擴展，盈利貢獻有所增加；出售愉景灣海澄湖畔一段以及九龍港景峰之住宅項目於期內入帳，給房地產溢利帶來增長。

今年以來香港的經營環境日漸困難，同眾多公司一樣，中信泰富花費了相當的精力旨在提高我們業務的經營效率。雖削減公司運作成本之過程需作出必要的抉擇或犧牲，相信所採取的調整舉措將為公司帶來長遠的效益。

以下本人將會重點論述自公佈去年年報以來，中信泰富業務之變化及新發展。

基礎建設

基礎建設業務為公司帶來強勁和穩定的利潤及流動現金，仍繼續為中信泰富的業務核心。

信息業

自中信泰富於二零零零年中收購了*中信電訊1616*之後，該公司已逐步確立了其在長途電話批發市場上的領先地位。至二零零二年六月，長途電話之月處理流量已接近2億分鐘，較六個月前增長了33%，更比去年同期增加了141%。目前，中信電訊1616正致力於業務多元化，為客戶開發提供多種增值服務，此等業務預計將可為公司帶來更多的收益。

CPCNet specializes in Internet Protocol services for corporate businesses. In March, it launched its "TrueConnect", Virtual Private Network service to serve the needs of customers with business spanning the Greater China region. Eight points of presence have already been established in Mainland China and another four are planned for the end of 2002. CPCNet now has a sizable customer pipeline for the "TrueConnect" service, which is already profitable, and is in negotiation with potential business partners in other parts of the world. CPCNet will also be launching other new services such as Collaboration Software Services, enhanced security solutions to businesses and managed solutions to the education sector for innovative teaching programs.

CITIC Guoan and *Macau Telecom* also made their contributions to the results of telecommunications business.

Power

The existing power plants are all operating smoothly and generating steady income. Total electricity generated by CITIC Pacific's power plants was 6,308 million kwh, an increase of 21% compared with the first six months of 2001.

Preparation for the construction of Ligang Phase III Power Station is continuing. At the same time, the second unit of 200MW of the co-generation plant in Hohhot is near completion and the development of the 200MW co-generation plant in Jilin is proceeding according to schedule with target completion dates of December of 2002 and April of 2003 for the two units.

Civil Facilities: Roads, Bridges and Tunnels

CITIC Pacific's bridges, tunnels and road in Shanghai continue to contribute steady and stable cash flows that have been experienced for many years.

In Hong Kong, the Western Harbour Crossing (WHC) traffic averaged 39,486 per day at the end of June was much below projection whilst the Eastern Harbour Tunnel registered an average traffic volume of 73,511 vehicles per day, a slight decrease from the same period last year. The lack of traffic growth in both tunnels is a serious concern and appropriate action may have to be taken in due course to address the issue of satisfactory shareholders' return.

In August, Hong Kong Tunnels and Highways Management Co Ltd. was awarded a new contract by the Hong Kong Government to continue to manage the operations of the Cross Harbour Tunnel.

CPCNet 為企業提供網絡服務。為滿足大中華地區客戶的業務需要，公司於今年三月推出虛擬私人網絡「TrueConnect」。目前在中國大陸已建有八個網點 (POPs)，並計劃在今年年底再增加四個網點。TrueConnect 的推出吸引了眾多客戶並已為公司提供利潤。現公司正積極拓展此業務，與世界許多國家的潛在業務伙伴商議合作計劃。CPCNet 將繼續推出更多的新服務，例如為商業客戶而設計的企業協作軟件和通訊保安方案，以及特別為教育界而設計的管理方案，協助其提供新穎的教學方法。

*中信國安*和*澳門電訊*亦為信息業帶來溢利貢獻。

發電

中信泰富之現有電廠均運行良好，收入貢獻穩定。上半年累計完成發電量總共為 63.08 億千瓦小時，較去年同期增長 21%。

新建電廠方面，利港電廠三期的興建準備工作正繼續進行。呼和浩特電廠第二台二十萬千瓦的發電機組已接近完工。吉林新力熱電廠二十萬千瓦發電機組的建設工程進展順利，預計二台機組將分別於今年十二月及明年四月份開始營運。

基礎設施：公路、橋樑及隧道

中信泰富於上海的橋樑、隧道和公路多年以來一直為公司提供穩定的現金回報。

香港方面，西區海底隧道（「西隧」）到六月底為止的交通流量平均為每日39,486架次，遠低於預期。而東區海底隧道的平均交通流量為每日73,511架次，較去年同期少幅下降。該兩條隧道之交通流量未見增長是當前所面臨的嚴重問題，必須採取適當的措施以提高股東回報。

八月份香港政府與香港隧道及高速公路管理有限公司簽訂了一份新的合約，該公司將繼續管理中區海底隧道的營運。

Aviation

For the six months ended 30 June 2002 *Cathay Pacific's* profit rose 7% from the same period in 2001 to HK$1,412 million. Both cargo and passenger load factors rose but the yield for both declined. Cost per available ton kilometer was well under control. Needless to say, these results are significantly better than in the second half of 2001, which was particularly difficult for the world's airline industry.

Dragonair recorded a reduced interim profit compared to the same period last year. However, the airline has emerged from the downtrend which began in the fourth quarter of last year and the recent performance is particularly strong. In July, Dragonair began flights between Hong Kong and Taipei which is expected to become a new revenue generator. The Hong Kong – Taipei route is already operated by Cathay Pacific. This is the first passenger route in which two Hong Kong based airlines have operated in competition. CITIC Pacific supports this change of policy which is appropriate to the future development of the Hong Kong aviation industry.

Property

Up to 30 June 2002, 98% of the 298 flats at Siena One at Discovery Bay and 69% of 988 apartments at The Victoria Towers in Kowloon have been sold. Siena Two will begin pre-sale shortly. Site clearance of Phase 1 of CITIC Pacific's residential development in Shanghai – Westgate Garden – has been completed and foundation work is scheduled to commence in the fourth quarter of this year.

Rental income from CITIC Square and Royal Pavilion in Shanghai was recorded for the first time as they were acquired in January 2002 and the contribution from investment properties rose 12%.

Marketing and Distribution

For the first six months of 2002, *Dah Chong Hong* (DCH) faced a weak consumer market in Hong Kong but the market in Mainland China was stable. DCH profits in the first half of 2002 increased by 11% compared to 2001 due to improved efficiency from close attention to reducing costs.

航空

截至二零零二年六月三十日，*國泰航空*的溢利較二零零一年同期增長了7%至港幣十四億一千二百萬元。貨運量及載客人數均有所上升，但兩者的收益率則告下降。平均營運成本得以很好控制。同航空業最艱難的去年下半年相比，國泰今年首六個月之業績錄得顯著改善。

*港龍航空*的中期溢利比去年同期有所下跌，但已擺脫了去年第四季度以來的跌勢，近期表現日漸強勁。今年七月，港龍航空開設了往返香港和台北兩地的航班服務，為該公司提供了新的業務增長點。因為國泰航空原已經營該條航線，這標誌著首次有兩家香港航空公司同時為同一航線提供服務。中信泰富支持這一政策的變化，認為此項新政策將有利於香港航空業在未來的進一步發展。

物業

截至二零零二年六月三十日，愉景灣海澄湖畔一段298個住宅單位及九龍港景峰988個住宅單位已分別售出98%和69%。海澄湖畔二段也將於短期內推出預售。位於上海的老西門新苑住宅開發項目的第一期地盤清理工程已完成，並預定於今年第四季開始地基工程。

於二零零二年一月購入的上海中信泰富廣場及華山公寓首次提供租金收入。投資物業方面的總體溢利貢獻增長了12%。

貿易及分銷

今年上半年，大昌行面對的香港消費市場依然疲弱，但中國大陸市場則保持平穩，由於成本控制得當，大昌行盈利比去年同期上升了11%。

Motor: The Hong Kong motor market has been particularly hard hit by the weak economy. DCH increased its market share by 3-percentage-point to 26%, selling 4,513 units in the first half of the year, a decline of only 12% compared with a 26% drop for the overall motor market. In the Mainland China market, demand grew for both imported and domestically made vehicles. In order to capture the opportunities presented by this fast growing market, DCH has focused its effort on building up its distribution networks in China. During the first half of 2002, three Bentley and seven Renault showrooms were successfully opened.

Trading: In Hong Kong, the sales of consumer goods and food commodities have remained stable due to the Company's success in expanding market share and new products. In Mainland China, the development of the distribution business has also moved forward smoothly. After the successful restructuring of the agriculture and catering business, there has been an improvement in profits.

Faced with increased competition and the difficult economic environment, *Sims Trading's* profits have decreased from a year ago. Management is focusing on generating new businesses, improving efficiency and co-operating with DCH wherever possible.

Other Businesses

CITIC Capital Markets has consolidated itself under a new holding company and in its short life has generated new business, established working relationships with CITIC Securities and CITIC Ka Wah Bank, and begun to recruit high quality staff to pursue its strategy. In September its main operations will move to CITIC Tower under its new identity.

Shanghai CP Guojian Pharmaceutical is awaiting approval for its first medicine to proceed to clinical trial and is proceeding with the design of its new laboratory and production plant.

Finance

In August, CITIC Pacific raised a HK$2.5 billion loan with maturities of 5.5 and 7 years thereby extending the debt maturity and reduced interest expense. Supported by strong recurring cash flows from many of our operations, CITIC Pacific certainly has the financial strength and flexibility to implement its strategies in the future.

汽車：香港汽車市場受到經濟衰退影響，二零零二年上半年的總銷量較去年同期下跌了26%，但大昌行的銷量為4,513輛，只減少12%，市場佔有率則增加了3個百分點至26%。中國大陸市場對進口及國產汽車的需求與日俱增，為把握進入這個高增長市場的機會，大昌行將集中力量擴展其在中國的分銷網絡。於二零零二年上半年，大昌行成功開設了3間賓利及7間雷諾汽車展銷店。

貿易：由於能夠成功擴大市場佔有率及開發新產品，大昌行在香港的消費品及糧油食品銷售得以保持平穩。在中國大陸發展的分銷業務亦進展順利，在成功重整了農業及餐飲項目後，盈利情況已有所改善。

面對不斷增加的競爭及困難的經濟環境，*慎昌*的盈利比去年同期有所減少，管理層正集中精力在開發新業務、提高效率及開發利用與大昌行運作的協同效益等方面做出努力。

其他業務

新成立的控股公司*「中信資本市場」*已迅速拓展了業務，並與中信證券及中信嘉華銀行建立了合作關係。公司已著手招聘人才，實施發展大計。中信資本市場將於九月遷入中信大廈，並將以嶄新的公司形象面市。

*上海中信國健藥業有限公司*的第一個藥品正等待批准進行臨床實驗，新的實驗室及生產廠房也正在設計中。

財務

中信泰富於八月完成了一項港幣二十五億元的銀團貸款，還款期分別為五年半及七年。此貸款安排一方面延長了集團整體債務償還期，同時亦降低了利息開支。中信泰富之現有業務為公司提供了強勁的經常性現金流量，公司具備雄厚的財務實力和靈活性，足以應付未來發展的需要。

Looking Ahead

The last twelve months have seen enormous volatility in the markets in various parts of the world, and there is much uncertainty about the future, particularly of the US economy. CITIC Pacific is fortunate to be based in Hong Kong with a singularly deep knowledge of China, sound businesses that produce good cash flows many of which have potential to grow, well structured finance, good management and a tradition of operating with excellent standards of corporate governance.

Our strategy will be to continue to move forward, step-by-step, to develop our existing businesses related to China in a systematic way, especially those related to communications, aviation, power and marketing and distribution. At the same time we will not overlook opportunities to purchase sound businesses in our areas of expertise.

All the Directors and staff of CITIC Pacific have worked hard in the last six months, in difficult circumstances, to progress our company forward, and I thank them for this and their dedication and commitment to excellence.

Larry Yung Chi Kin *Chairman*
Hong Kong, 26 August 2002

前景展望

過去一年裏，世界各地市場波動不定，未來的經濟前景特別是美國經濟極不明朗。幸運的是中信泰富立足香港，對中國市場有獨到的認識及豐富的經驗。公司業務發展穩健並具增長潛力，集團的財務結構良好，流動現金充裕，亦擁有優秀的管理團隊，並且在公司管治方面有卓越的傳統。

我們的策略是以循序漸進的方式逐步拓展集團於國內的現有業務，尤以發展信息、航空、發電及貿易分銷業務為核心。同時，我們將把握商機，在公司專長的領域，收購拓展業務。

中信泰富全體董事及員工在過去六個月努力不懈，攜手共渡難關，令公司業務蒸蒸日上。對於他們的工作熱誠和盡心竭力，本人謹此致謝。

榮智健 *主席*
香港，二零零二年八月二十六日

Consolidated Financial Results for the 6 months ended 30 June 2002

綜合財政業績 截至二零零二年六月三十日止六個月

Profit Attributable to Shareholders

股東應佔溢利


HK$million 港幣百萬元
1997 3,965*
1998 2,628
1999 2,735
2000 3,291
2001 2,110
Six month results 六個月業績
2001 1,500
2002 1,965

* *additionally a HK$3,236 million profit from the sale of Hong Kong Telecom shares was recorded in 1997.*

* *此外，在一九九七年出售香港電訊股份錄得額外溢利港幣三十二億三千六百萬元。*

The net profit attributable to shareholders for the 6 months ended 2002 was HK$1,965 million, an increase of 31% compared with HK$1,500 million achieved for the same period in 2001.

二零零二年首六個月之股東應佔淨溢利為港幣十九億六千五百萬元，較二零零一年同期錄得之港幣十五億元增加31%。

Contribution

溢利貢獻

The following chart shows the after tax contribution each business made to corporate interest expense of debt raised by CITIC Pacific, overhead expenses and amortisation of goodwill. The percentage is the proportion of contribution amongst the businesses in the table.

下圖顯示各項業務之稅後溢利貢獻與中信泰富所借債項之企業利息支出、營運開支及商譽攤銷之比例。表內百分率乃按所列業務之溢利貢獻比例計算。

		1997		1998		1999		2000		2001		截至六個月 Six months ended 2001		截至六個月 Six months ended 2002	
		HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%
基本建設	***Infrastructure***														
基礎設施	Civil Infrastructure	1,099	20	1,382	34	1,292	31	1,320	32	1,362	42	678	34	632	28
航空	Aviation	702	13	(11)	0	659	16	1,475	36	324	10	423	22	453	20
信息業	Communications	322	6	65	2	51	1	92	2	295	9	165	8	351	15
發電	Power Generation	1,166	22	1,865	46	1,143	28	584	14	419	13	230	12	190	8
其他	***Others***														
物業	Property	1,587	30	270	6	740	18	422	10	633	19	296	15	488	21
銷售及分銷	Marketing & Distribution	360	7	330	8	230	5	226	5	119	4	119	6	122	5
製造	Manufacturing	2	0	18	0	22	1	29	1	95	3	50	3	61	3
消費信用	Consumer Credit	84	2	167	4	0	0	0	0	0	0	0	0	0	0

Contribution %

溢利貢獻%

Six months ended 30 June 2002
截至二零零二年六月三十日止六個月


其他
Others
29%
基本建設
Infrastructure
71%

Six months ended 30 June 2001
截至二零零一年六月三十日止六個月


其他
Others
24%
基本建設
Infrastructure
76%

Compared with the contribution for 6 months ended 2001 :

- Civil Infrastructure decreased by 7% mainly due to the disposal of all 50% interest in Chongqing Chang Jiang LJT Bridge to the joint venture partner in December 2001.
- Aviation increased 7% mainly due to increased profit from Cathay Pacific as a result of reduced operating costs including a lower average fuel price offsetting a 2% decrease in revenue, and better results at HACTL.
- Communications increased 113% due to a greater contribution from the Group's major communications businesses.
- Power Generation decreased by 17% mainly due to decreased dividend declared by the operating companies.
- Property sales at both Siena One at Discovery Bay and The Victoria Tower in Kowloon contributed profit in 2002. In the first half of 2001, property sales were insignificant. Property leasing profit increased as a result of the Shanghai properties newly acquired in January 2002.
- Manufacturing profit increased mainly due to increased sales of steel.

與二零零一年首六個月之溢利貢獻比較:

- 基礎設施業務溢利貢獻下降7%，主要由於二零零一年十二月已將於重慶長江李家沱大橋的50%權益出售予合營夥伴。
- 航空業務溢利上升7%，主要由於國泰航空的營運成本下降，當中包括平均燃料價格下調，抵銷了收益減少2%的影響，令國泰航空的盈利有所增長；加上香港空運貨站錄得較好的業績。
- 信息業務溢利增長113%，是由於集團主要信息業務之較大盈利貢獻。
- 發電業務溢利貢獻下降17%，主要由於該等營運公司宣派的股息減少。
- 出售愉景灣海澄湖畔一段及九龍港景峰於二零零二年帶來溢利貢獻。二零零一年上半年之物業銷售則並不龐大。二零零二年一月新購入的上海物業令租務溢利上升。
- 製造業務溢利增加，主要由於鋼鐵銷售上升。

Geographical Distribution

地區分佈

Six months ended 30 June 2002
截至二零零二年六月三十日止六個月



63%
37%

Contribution % 溢利貢獻

As at 30 June 2002
二零零二年六月三十日計算



70%
1%
29%

Assets at Book Value % 賬面資產值

Hong Kong SAR 香港特別行政區

Mainland PRC 中國

Japan 日本

Interest Expense

The Group's interest expense decreased from HK$382 million to HK$275 million mainly due to the decrease of the average cost of borrowing from 6.1% to 4.4%.

利息支出

本集團的利息支出由港幣三億八千二百萬元下降至港幣二億七千五百萬元，主要原因乃借貸平均成本由6.1%下降至4.4%所致。

Amortization and Revaluation

Accounting standards require two major adjustments that are unrelated to the cashflow of our business. Goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – must be amortised to the profit and loss account over its useful life not exceeding 20 years. In the first half of 2002, HK$97 million of goodwill was amortised to the profit and loss account a HK$6 milllion increase compared to 2001.

In certain defined circumstances accounting standards require listed investments to be revalued to market value at the end of each accounting period. This revaluation caused CITIC Pacific to record an unrealised gain of HK$46 million in the first half of 2002 compared with an unrealised gain of HK$19 million in the first half of 2001, a change of HK$27 million between the two periods.

攤銷及重估

會計準則規定須作出兩項與集團業務之現金流量無關之重大調整。商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。二零零二年上半年，港幣九千七百萬元的商譽已於損益賬內攤銷，較二零零一年增加港幣六百萬元。

在若干情況之下，會計準則亦規定上市投資類別須重估其於每段會計期間結算日之市值。此項重估導致中信泰富於二零零二年上半年錄得未變現溢利港幣四千六百萬元，而二零零一年上半年未變現溢利為港幣一千九百萬元，兩段期間的變動為港幣二千七百萬元。

Taxation

Taxation increased from HK$155 million in 2001 to HK$161 million in 2002 mainly due to increase in share of taxation of the associated companies.

稅項

稅項由二零零一年港幣一億五千五百萬元增加至二零零二年港幣一億六千一百萬元的主要原因乃分佔聯營公司稅項增加所致。

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Earnings per Share

每股盈利


HK$ 港幣元
1997 1.86 1.52 3.38
1998 1.24
1999 1.29
2000 1.49
2001 0.96
Six month results 六個月業績
2001 0.68
2002 0.90
Regular EPS
經常性業務之每股盈利
EPS from Sale of HK Telecom shares
出售香港電訊股份之每股盈利

Earnings per share were HK$0.90 for the 6 months ended 2002, an increase of 31% compared with HK$0.68 for the same period in 2001.

二零零二年首六個月之每股盈利為港幣0.90元，較二零零一年同期錄得之港幣0.68元增加31%。

Cash Flow per Share

每股現金流量


HK$ 港幣元
1997 2.3 3.8 6.1
1998 3.2
1999 1.7 7.1 8.8
2000 2.0 0.7 2.7
2001 2.4
Six month results 六個月業績
2001 1.1
2002 1.9 1.1 3.0
Regular Cash Flow per Share
經常性收入之每股現金流量
Cash Flow per Share from the Sale of Business Interests
由出售業務權益之每股現金流量

The cash flow per share was HK$3.0 for the 6 months ended 2002.

二零零二年首六個月之每股現金流量為港幣3.0元。

Shareholders' Equity 股東權益


HK$billion 港幣拾億元
1997 40.5 1.0 41.5
1998 42.0 0.7 42.7
1999 38.2 0.7 38.9
2000 41.3 2.5 43.8
2001 41.5 2.5 44.0
June 2002 六月 41.7 2.5 44.2
Shareholders' Funds 股東資金
Unimpaired Goodwill written off to Reserves 儲備中沒有減值之商譽撇銷

Shareholders' equity defined as shareholders' funds, plus HK$2.5 billion of unimpaired goodwill written off to reserves for accounting purposes, was HK$44.2 billion as at 30 June 2002.

股東權益為股東資金加上在入賬時在儲備撇銷之未減值商譽港幣二十五億元之總和，於二零零二年六月三十日為港幣四百四十二億元。

Shareholders' Equity per Share 每股股東權益


HK$港幣元
1997 19.5
1998 20.1
1999 18.3
2000 19.9
2001 20.1
June 2002 六月 20.2

Shareholders' equity per share at 30 June 2002 was HK$20.2 as compared to HK$20.1 at 31 December 2001.

二零零二年六月三十日之每股股東權益為港幣20.2元，而二零零一年十二月三十一日則為港幣20.1元。

Dividend per Share

每股股息


HK$港幣元
1997
0.20
0.50
0.30
1.00
1998
0.20
0.50
0.70
1999
0.20
0.55
2.00
2.75
2000
0.20
0.65
0.85
2001
0.20
0.60
0.80
2002
0.30
Interim Dividend 中期股息
Final Dividend 末期股息
Special Dividend 特別股息

It is proposed to pay an interim dividend for 2002 of HK$0.30 per share on 19 September 2002.

茲建議於二零零二年九月十九日派發二零零二年中期股息每股港幣0.30元。

Turnover 營業額


HK$billion 港幣拾億元
0
5
10
15
20
25
30
1997
1998
1999
2000
2001
Six month results 六個月業績
2001
2002
Motor Trading 汽車貿易
General Trading 一般貿易
Power Generation 發電
Civil Infrastructure 基礎設施
Property 物業
Manufacturing & Others 製造及其他
Communications 信息業
Sales of Businesses 出售業務

Motor trading turnover increased 16% in first half of the year 2002 compared with the same period of 2001, a decline of 15% in Hong Kong was offset by a 99% growth in the Mainland. The food and cosmetics turnover grew slowly, but the engineering division turnover fell due to a lack of new construction contracts. Non-motor turnover fell 5% in aggregate. Manufacturing turnover increased 17% due to increased sales of steel while communications turnover increased by 5 times due to the growth of business of CITIC Telecom 1616 Group and CPCNet Hong Kong acquired in September 2001. Other turnover in the first half of 2002 included the sale of the 80% interest in China Express No. 1 Backbone Network at a consideration of HK$1.6 billion.

二零零二年上半年,汽車貿易之營業額較二零零一年同期增加16%,香港營業額的15%跌幅被中國大陸的99%升幅抵銷。食品及化妝品之營業額增長緩慢,但工程部之營業額因缺乏新建造合約而放緩。非汽車營業額合共下降5%。製造之營業額因鋼鐵銷售上升而增加17%,而信息業之營業額則由於中信電訊1616集團的業務增長及於二零零一年九月收購 CPCNet Hong Kong而飆升5倍。於二零零二年上半年,其他營業額包括以港幣十六億元的代價出售中國奔騰一號骨幹網的80%權益。

Capital Expenditure

資本開支


HK$million 港幣百萬元
1997
20,544
1998
2,941
1999
1,625
2000
5,959
2001
2,762
June 2002 六月
4,005

		1997		1998		1999		2000		2001		截至六個月 Six months ended 2002	
		HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%
物業	Property	1,728	8	2,170	74	634	39	920	15	584	21	2,834	71
其他	Others	0	0	0	0	43	3	156	3	8	1	660	16
信息業	Communications	0	0	0	0	0	0	4,062	68	1,121	41	127	3
製造	Manufacturing	611	3	218	7	183	11	271	4	206	7	110	3
發電	Power Generation	16,283	79	0	0	164	10	161	3	139	5	102	3
銷售及分銷	Marketing & Distribution	0	0	246	8	168	10	292	5	612	22	88	2
基礎設施	Civil Infrastructure	1,864	9	255	9	427	26	97	2	91	3	84	2
航空	Aviation	58	1	52	2	6	1	0	0	1	0	0	0

During the 6 months ended of 2002, CITIC Pacific bought two properties in Shanghai for HK$2.7 billion and a 50% interest in CITIC Capital Markets Holdings Ltd. for HK$510 million. As at 30 June 2002, the Group's contracted capital commitments were HK$998 million.

截至二零零二年六個月內，中信泰富以港幣二十七億元在上海購入兩項物業，並以港幣五億一千萬元購入中信資本市場控股有限公司的50%權益。於二零零二年六月三十日，本集團已簽約資本承擔為港幣九億九千八百萬元。

Group Liquidity and Capital Resources

General Policies

CITIC Pacific aims to finance its businesses with liabilities appropriate to their cash flows, employing limited or non-recourse project finance when it is available. The financing and cash management activities of the Group are centralized to enhance the utilization of Group financial resources and risk management control.

CITIC Pacific diversifies its funding sources through utilization of both the banking and capital markets. The Company maintains borrowing relationships with over 60 financial institutions based all over the world and its bond is widely held by investors in Asia, Europe and North America.

CITIC Pacific minimizes its currency risks by financing non Hong Kong dollar assets as far as possible with matching debt. For instance, the US$ cash flow arising from most infrastructure projects in Mainland China are matched against US$ debt. The continued development in RMB debt and equity markets is very important to CITIC Pacific as the focus of our businesses are increasingly towards Mainland China and more and more projects will be generating RMB cashflow. Whenever possible, RMB financing will be arranged for these investments.

In dealing with derivative products, the Company's policy only permits transactions for hedging purposes, speculative dealings are strictly prohibited. Counterparties' credit risks are also carefully reviewed and, in general, the Company only deals with those financial institutions whose credit ratings are single A or better.

Cash Flow From Operations

Since, by design, most of the Group's debt is raised at the holding company level, the amount of actual cashflow to the Company is an important measure as to the Company's ability to serve its debts. In the first half of 2002, cash contributions to the Company from all businesses in the Group was approximately HK$3.2 billion. The infrastructure sector contributed approximately HK$1.9 billion. The property sector contributed cash flow of approximately HK$930 million. The Marketing & Distribution sector contributed cash to the Company of approximately HK$320 million during the period.

In addition, the proceeds of HK$1.6 billion and HK$740 million were received from the sale of China Express No. 1 Backbone Network and Chongqing Chang Jiang Bridge respectively.

集團流動資金及資本資源

一般政策

中信泰富之融資策略是融資形式須根據有關業務之現金流量的特點，在可能情況下安排有限或無追索權之項目融資。本集團之融資及現金管理運作均集中在總公司層次進行，藉以提升本集團財務資源的運用，以及加強風險管理監控。

中信泰富透過銀行及資本市場分散其集資途徑。集團與全球60餘間金融機構維持借貸關係，而其債券廣為亞洲、歐洲及北美洲的投資者所持有。

中信泰富盡可能以配對幣種債務平衡非港幣資產，從而把外幣風險減至最低。舉例而言，大部份中國大陸基本建設項目現金回報以美元收取，因此，以美元債務作為配對。中信泰富致力增加中國大陸之投資，將有更多以人民幣現金流量為本位的項目，因此國內之人民幣借貸及股票市場的持續發展對本公司非常重要。在可能情況下，將為該等投資安排人民幣融資。

在處理衍生工具方面，本公司之政策僅容許作對沖風險，絕對嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級獲A級或以上之金融機構交易。

業務之現金流量

由於本集團大部份債務在控股公司層次安排，故母公司的實際現金流量為償債能力之重要衡量標準。於二零零二年上半年，來自本集團旗下所有業務之現金貢獻約為港幣三十二億元。基本建設提供約港幣十九億元，而物業帶來現金貢獻逾港幣九億三千萬元。期內，來自銷售及分銷之現金貢獻約為港幣三億二千萬元。

此外，出售中國奔騰一號骨幹網及重慶長江李家沱大橋所得現金分別為港幣十六億元及港幣七億四千萬元。

Group Debt and Liquidity

As of 30 June 2002, the Group's total outstanding debt was HK$12.1 billion (31 December 2001: HK$14.6 billion), cash and deposit with banks were HK$3.2 billion giving a net debt of HK$8.9 billion compared to HK$10 billion at 31 December 2001. Net debt divided by total capital was 17%.

The Group policy is to maintain a high degree of financial transparency and control. Save for regulatory constraints (for RMB borrowings in the mainland for example) and operational considerations, all borrowings are centralised at the parent company level which then provides funds to businesses. As of 30 June 2002, the Company's borrowing structure is summarised in the following tables:

集團債項及流動資金

於二零零二年六月三十日，本集團之借貸總額為港幣一百二十一億元（二零零一年十二月三十一日：港幣一百四十六億元），現金及銀行存款額則為港幣三十二億元，淨負債額為港幣八十九億元，（二零零一年十二月三十一日：港幣一百億元）。淨負債額佔資本總額17%。

本集團之財務政策是保持高度透明及控制。除規管限制（如大陸的人民幣借款）及營運考慮因素外，全部借貸均由母公司集中處理，然後為各子公司支配資金。於二零零二年六月三十日，下表概述本公司之借貸結構：

Outstanding Debt Maturity Profile / *借貸之到期年限資料*

in HK$ million	2002	2003	2004	2005	2006	*2007 and Beyond 二零零七年及其後*	*Total 總計*	*以港幣百萬元計算*
Parent Company[1]	623	24	3,500	100	2,456	3,510	10,213	母公司[1]
Subsidiaries	825	355	169	465	43	26	1,883	附屬公司
Total Outstanding Debt	1,448	379	3,669	565	2,499	3,536	12,096	借貸總額

(1) Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

(1) 包括由一家具特別目的之全資附屬公司發行之四億五千萬美元全球債券。

Source of Debt Financing	*in HK$ million 港幣百萬元*	*Percentage 百分比*	*融資來源*
Bank Loans	7,806	65%	銀行貸款
Private Placement	780	6%	機構投資者私人配售
Bonds	3,510	29%	全球債券
	12,096	100%	

In late August CITIC Pacific signed a HK$2.5 billion 5.5/7 year syndicated loan facility which further extends the debt maturity profile and lower the Group's overall cost of funds.

As of 30 June 2002, Group's undrawn available facilities totalled HK$8.1 billion. Approximately HK$5.3 billion were committed term loans, HK$1.7 billion were money market lines and the balance were trade facilities. These undrawn available facilities, combined with the strong recurrent cash flow generated from operations, provide ample financial resources and flexibility to the Group to implement its investment strategies.

中信泰富於八月底簽定一筆為數港幣二十五億元為期五年半及七年之銀團貸款，此項融資可進一步延展集團債務之到期結構，並減低整體資金成本。

於二零零二年六月三十日，本集團尚未動用之借貸額總共為港幣八十一億元，其中約港幣五十三億元為獲承諾之長期信貸，港幣十七億元為貨幣市場信貸額，而餘數則為貿易信貸額。憑藉此等未提用之信貸額，加上公司現有業務所提供之強勁現金流量，令本集團擁有極充裕之財務資源，確保實施投資策略時的靈活性。

Employment of Derivative Products

In the normal course of its business, CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. These derivative contracts are linked to specific liabilities and are not for speculative purposes.

As of 30 June 2002, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$2 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate interest with its counterparties, without the exchange of the underlying notional amounts. The objective is to stabilise the overall cost of borrowings over time.

As at 30 June 2002, approximately 66% of the Group's total borrowings after swap bear interest at floating rates and the remaining 34% are at fixed rates. The average all-in cost of debt including hedging costs in the first half 2002 was 4.4% compared with 6.1% a year before.

CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. The Company does not engage in foreign currency speculation. At 30 June 2002, the Company had total cross currency swap contracts outstanding with a notional amount of approximately HK$1.3 billion.

The denomination of the Group's borrowings after currency swaps and denomination of the cash and deposits with banks at 30 June 2002 were:

使用衍生工具

中信泰富在其日常運作過程中，以不同形式之金融工具（包括衍生工具）調控利率及滙率風險。

本公司利用利率掉期、遠期利率協議及利率期權合約而對沖風險及更改其借貸之利率特點。此等衍生合約均為對沖特定負債之風險，並無投機成份。

本公司於二零零二年六月三十日有約港幣二十億元之利率掉期協議。根據此等協議，中信泰富需與交易對手互換固定或浮動利率，但不涉及本金之交換。此舉在穩定集團整體借貸成本。

於二零零二年六月三十日，在掉期後本集團之借貸總額中約66%為浮動利率借貸，其餘34%則以固定息率計息。二零零二年上半年之平均總借貸成本為4.4%，去年同期則為6.1%。

為減少外幣風險，中信泰富訂立貨幣掉期合約，藉以更改借貸貨幣。本公司政策嚴禁參與外幣投機活動。於二零零二年六月三十日，本公司倘存之貨幣掉期合約總額約為港幣十三億元。

本集團於二零零二年六月三十日經貨幣掉期後各幣種之借貸額及相對現金與銀行存款如下：

HK$million Equivalent
港幣百萬元等值

幣種	Denomination	HK$ 港幣	US$ 美元	Renminbi 人民幣	Yen 日圓	Other 其他	Total 總計
借貸額	Debt outstanding	4,201	6,279	1,012	534	70	12,096
現金及存款	Cash and Deposits	466	1,464	1,069	226	13	3,238
淨借貸額	Net Borrowings	3,735	4,815	(57)	308	57	8,858
百份率	Percentage	42%	54%	0%	4%	0%	100%

Financial Guarantees and Pledged Assets

The aggregate outstanding amount of guarantees issued by CITIC Pacific which were not included in consolidated borrowings was approximately HK$2.2 billion as of 30 June 2002. These are principally, a guarantee to US Exim Bank for Ligang Power Station's export credit facility, a several guarantee to support CITIC Pacific's share of Jinlin Power Station's banking facilities and a several guarantee to an associated company, Treasure Trove Limited, for a HK$2,400 million syndicated loan facility to finance the CITIC Tower of which CITIC Pacific's share is 62%.

The Group has not provided any other guarantees for associated companies' borrowing facilities or obligations. Festival Walk and Discovery Bay are financed by their shareholders and do not have external borrowings; other associated companies and co-operative joint ventures such as Cathay Pacific, Dragonair, Western Harbour tunnel and power stations have raised debts to finance their operational activities without recourse to their shareholders.

As at 30 June 2002, assets of HK$209 million (31 December 2001: HK$164 million) were pledged to secure loan facilities utilised by subsidiaries.

財務擔保及抵押資產

於二零零二年六月三十日，未反映在中信泰富綜合負債之財務擔保合共約港幣二十二億元。主要包括利港電廠向美國進出口銀行提供擔保之出口信貸，中信泰富按其控股比例為吉林發電廠的銀行融資提供個別擔保以及就金額為港幣二十四億元用於發展中信大廈之銀團貸款向聯營公司Treasure Trove Limited提供62%擔保。

中信泰富並未為其他聯營公司之借貸提供擔保。又一城及愉景灣項目全部由股東出資，並無向外借貸；其他聯營公司及合作公司如國泰航空、港龍航空、西區海底隧道及國內電廠均有為本身業務融資，惟該等融資對股東並無任何追索權。

截至二零零二年六月三十日，為數港幣二億九百萬元（二零零一年十二月三十一日：港幣一億六千四百萬元）之資產用作附屬公司信貸抵押。

Total Debt

負債總額


HK$billion 港幣拾億元
0
5
10
15
20
25
1997
1998
1999
2000
2001
June 2002 六月
In the first year 一年內
In the second year 兩年內
In the third to fifth years inclusive 三至五年內（包括首尾兩年）
After fifth year 五年後

Total debt decreased due to the repayment of bank borrowings.

由於償還銀行借貸導致負債總額減少。

Contingent Liabilities

As at 30 June 2002, the Group's contingent liabilities had not changed significantly from the last year end.

或然負債

截至二零零二年六月三十日，本集團之或然負債與去年終比較並無重大轉變。

Leverage

槓桿比率


HK$billion 港幣拾億元
70
60
50
40
30
20
10
35%
33%
21%
19%
19%
17%
1997
1998
1999
2000
2001
6/2002
Total Capital 資本總額
Net debt/Total Capital%
淨負債佔資本總額%
Net Debt 淨負債

Net debt divided by total capital was 17% at 30 June 2002 compared with 19% at the end of 2001.

截至二零零二年六月三十日，淨負債佔資本總額為17%；而二零零一年底則為19%。

Interest Cover

利息倍數



HK$billion 港幣拾億元
6
5
4
3
2
1
6x
4x
4x
5x
6x
10x
1997
1998
1999
2000
2001
6/2002
EBITDA
不包括利息支出、稅項、折舊及攤銷之年內溢利
EBITDA/Interest Expense (x = times)
不包括利息支出、稅項、折舊及攤銷之年內溢利佔利息支出 (x = 倍)
Interest Expense 利息支出

EBITDA divided by interest expense for the 6 months ended 30 June 2002 was 10.4 compared to 6.4 in 2001, mainly due to the increase in profit and a decrease in interest expense from HK$382 million in 2001 to HK$275 million in the first half of 2002.

截至二零零二年六月三十日止六個月，不包括利息支出、稅項、折舊及攤銷之溢利除以利息支出為10.4；而二零零一年則為6.4，主要是溢利有所上升，以及利息支出由二零零一年港幣三億八千二百萬元下降至二零零二年上半年港幣二億七千五百萬元。

Credit Ratings

The Company has been assigned investment grade long term credit rating of Baa2 and BBB – by Moody's Investor Service and Standard & Poor's respectively. The credit outlook for both ratings are stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow.

信貸評級

穆迪投資及標準普爾給予本公司之長期信貸投資評級分別為Baa2及BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

As at the end of June 2002, the Group employed 11,940 people in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas in which these principal subsidiaries operate are in Hong Kong and Mainland China, employing 4,205 and 7,518 staff respectively. Another 217 staff are employed primarily in Japan, Singapore and Canada. The total staff cost for the six months ended 30 June 2002 was HK$646 million.

On an annual basis, CITIC Pacific reviews the terms and conditions of employment of its staff to ensure that the overall compensation and benefits are both internally equitable and in line with local norms and industry practice. The Group is promoting a culture of pay for performance and believes in rewarding employees in accordance with their contributions to the Group. In 2002 many existing forms of guaranteed and fixed bonuses have been replaced by discretionary performance bonus arrangements and this trend will continue, the Group has also undertaken a program to attain higher levels of performance through a series of efficiency enhancements.

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and development. Seminars and courses organized by professional institutions are sponsored by the Group to help employees improve job performance and prepare for future development. In-house training on product knowledge and skills training for all levels of employees are organized regularly. Where applicable, the Group arranges external service providers to conduct customized training programs on specific subjects such as managerial development and updates on new technology.

CITIC Pacific also believes in investing in our future generation. The Group has put in place various management trainee and apprentice training programs. It also participates in the Government's Youth Pre-employment Training Program and supports other institutional programs in society, such as the One-Company-One-Job Campaign.

The Group's overall policies on human resource management remain largely compatible with major employers in the territories it operates in. Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 36 and 37.

截至二零零二年六月底止，本集團之香港總部及遍及全球之主要附屬公司共聘用11,940名僱員，主要集中在香港及中國大陸，僱員人數分別為4,205人及7,518人，其餘217人則受僱於日本、新加坡及加拿大之附屬公司。截至二零零二年六月三十日止六個月之僱員成本為港幣六億四千六百萬元。

中信泰富按年檢討屬下僱員的受聘條款及條件，確保整體待遇對內達致公平公正，對外則與業界水平不相伯仲。本集團的企業文化向以表現為獎勵基礎，並以僱員對集團的貢獻為本。於二零零二年，很多現有的保證花紅及定額花紅已以酌情表現花紅安排取代，而此趨勢將會持續。本集團亦計劃進一步促進員工的優秀表現，並透過一系列的措施提升效率。

中信泰富致力提供健全之組織架構，讓僱員各展所長，並鼓勵僱員工餘進修，不斷自我增值。本集團贊助專業機構舉辦各項研討會及課程，協助僱員改善工作表現，並裝備自己以迎接未來發展所需。集團亦定期為各級僱員開辦有關產品知識及技術培訓方面之在職訓練。在有需要時，本集團亦就管理及最新科技發展等特定課題向外聘請專家提供切合需要之培訓課程。

中信泰富對於培養人才亦不遺餘力。本集團設有多項管理見習及學徒培訓計劃，集團亦參與政府的青年就業前培訓計劃，並大力支持由社會上其他機構籌辦的計劃，如「一間公司一份工」計劃。

本集團之人力資源管理整體政策相對在集團經營業務的地區的大多數僱主而言大致相若。有關中信泰富股份獎勵計劃二零零零之資料及授出購股權之資料載於第36及37頁。

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, System of Internal Control, Audit Committee, Codes and financial reporting may be found on page 36 of the 2001 Annual Report.

The Audit Committee of the Board, consisting of independent non-executive directors, Messrs Alexander Reid Hamilton (Chairman), Hansen Loh Chung Hon and Willie Chang, has reviewed this Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Interim Accounts, which are prepared in accordance with SSAP 25 "Interim Financial Reporting", have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 "Engagements To Review Interim Financial Reports" except that the scope did not extend to the results of the listed associated company, Cathay Pacific Airways Limited.

During the six months ended 30 June 2002, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

中信泰富著重良好的公司管治。有關董事會之運作、內部監控系統、審核委員會、公司紀律守則、財務報告的情況載於二零零一年年報第36頁。

本中期報告已經由董事會之審核委員會聯同管理層及本公司之內部審核人員及外界核數師審閱，並建議董事會採納。該審核委員會由獨立非執行董事韓武敦先生（主席）、陸鍾漢先生及張偉立先生組成。

本中期賬目是按照會計準則第25號「中期財務報告」編製，並經由本公司之獨立核數師羅兵咸永道會計師事務所按照核數準則第700號「審閱中期財務報告的委聘」進行審閱工作，但審閱範圍並未包括上市的聯營公司國泰航空有限公司的業績。

於截至二零零二年六月三十日止六個月內，本公司已遵從香港聯合交易所有限公司證券上市規則所載之最佳應用守則。

Consolidated Profit and Loss Account – Unaudited 未經審核綜合損益賬

for the six months ended 30 June 截至六月三十日止六個月

in HK$ million	Note 附註	2002	2001	以港幣百萬元計算
Turnover		**11,481**	8,787	營業額
Profit from consolidated activities	3	**1,354**	1,288	綜合業務溢利
Share of profits less losses of associated companies		**1,107**	723	所佔聯營公司溢利減虧損
Net finance charges	4	**(232)**	(267)	財務支出淨額
Profit before taxation		**2,229**	1,744	除稅前溢利
Taxation	5	**(161)**	(155)	稅項
Profit after taxation		**2,068**	1,589	除稅後溢利
Minority interests		**(103)**	(89)	少數股東權益
Profit attributable to shareholders		**1,965**	1,500	股東應佔溢利
Dividends	6			股息
Interim dividend proposed		**(657)**	(439)	建議中期股息
Transfer (to) / from reserves		**(10)**	1	撥（入）／自儲備
Earnings per share (HK$)	7	**0.897**	0.683	每股盈利（港幣元）
Dividend per share (HK$) – Interim		**0.30**	0.20	每股股息（港幣元）－中期

Consolidated Balance Sheet 綜合資產負債表

in HK$ million	Note 附註	Unaudited 30 June 2002 未經審核 二零零二年六月三十日	Audited 31 December 2001 已審核 二零零一年十二月三十一日	以港幣百萬元計算
Fixed assets		**15,704**	14,702	**固定資產**
Associated companies		**25,229**	24,879	**聯營公司**
Investments		**8,094**	8,449	**投資**
Goodwill		**311**	353	**商譽**
Current assets				**流動資產**
Properties held for sale		**336**	345	待售物業
Inventories		**1,752**	1,799	存貨
Listed investment		**1,359**	2,189	上市投資
Debtors, accounts receivable, deposits and prepayments	8	**2,919**	3,330	應收賬項、應收賬款、按金及預付款項
Cash and bank deposits		**3,238**	4,631	現金及銀行存款
		9,604	12,294	
Current liabilities				**流動負債**
Bank loans, other loans and overdrafts				銀行貸款、其他貸款及透支
– secured		**68**	72	–有抵押
– unsecured		**1,667**	2,158	–無抵押
Creditors, accounts payable, deposits and accruals	8	**3,002**	2,423	應付賬項、應付賬款、按金及應付款項
Provision for taxation		**148**	141	稅項準備
		4,885	4,794	
Net current assets		**4,719**	7,500	**淨流動資產**
Total assets less current liabilities		**54,057**	55,883	**總資產減流動負債**
Long term borrowings		**(10,361)**	(12,409)	**長期借款**
Deferred taxation		**(214)**	(215)	**遞延稅項**
		43,482	43,259	
Financed by:				資金來源：
Share capital		**876**	876	**股本**
Reserves		**40,193**	39,299	**儲備**
Proposed dividend		**657**	1,314	**建議股息**
Shareholders' funds		**41,726**	41,489	**股東資金**
Minority interests		**1,756**	1,770	**少數股東權益**
		43,482	43,259	

Consolidated Cash Flow Statement – Unaudited 未經審核綜合現金流量表

for the six months ended 30 June 截至六月三十日止六個月

in HK$ million	2002	2001	以港幣百萬元計算
Net cash inflow from consolidated activities	**1,240**	645	**來自綜合業務之現金流入淨額**
Net cash inflow / (outflow) from investing activities	**577**	(273)	**來自投資業務之現金流入／(流出)淨額**
Net cash (outflow) / inflow from financing activities	**(3,261)**	680	**來自融資之現金(流出)／流入淨額**
Net (decrease) / increase in cash and cash equivalents	**(1,444)**	1,052	**現金及等同現金之(減少)／增加淨額**
Cash and cash equivalents at 1 January	**4,574**	5,176	**於一月一日之現金及等同現金**
Effect of foreign exchange rate changes	**11**	(4)	**外幣滙率變動之影響**
Cash and cash equivalents at 30 June	**3,141**	6,224	**於六月三十日之現金及等同現金**

Consolidated Statement of Changes in Equity – Unaudited 未經審核綜合權益變動表

for the six months ended 30 June 截至六月三十日止六個月

in HK$ million	2002	2001	以港幣百萬元計算
At 1 January	**41,637**	41,304	一月一日
Prior year adjustments			上年度調整
Share of associated company for retirement benefits	(148)	–	所佔聯營公司之退休福利
As restated	**41,489**	41,304	重列
Share of reserve of associated company	(410)	223	所佔聯營公司儲備
Exchange translation differences	3	(4)	外幣換算差額
Reserves released	(7)	(1)	儲備回撥
Net (losses) / gains not recognised in the consolidated profit and loss account	(414)	218	未於綜合損益賬確認之(虧損)/收益淨額
Profit attributable to shareholders	1,965	1,500	股東應佔溢利
Dividends	(1,314)	(1,427)	股息
	41,726	41,595	

1 Significant Accounting Policies

These condensed unaudited consolidated interim accounts ("the Accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The Accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2001 except that the Group has adopted new or revised SSAPs, particularly SSAP No. 34 "Employee Benefits" and SSAP No. 11 "Foreign Currency Translation" which became effective for the current accounting period. These adoptions have no significant impact on the Group's financial statements except that the adoption of SSAP No. 34 by CITIC Pacific's associated company, Cathay Pacific Airways Limited, has reduced the CITIC Pacific's attributable opening retained earnings by HK$148 million.

1 主要會計政策

本簡明未經審核綜合中期賬目(「本賬目」)乃按香港會計師公會頒佈之香港會計實務準則(「香港會計準則」)第25號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16之規定編製。

本賬目應與二零零一年度之全年賬目一併閱讀。

編製本賬目所採用之會計政策與編製截至二零零一年十二月三十一日止年度之全年賬目所用者一致，惟本集團採用於本會計期間生效之嶄新或經修訂之香港會計準則，尤其是香港會計準則第34號「僱員福利」及香港會計準則第11號「外幣換算」。除因中信泰富之聯營公司國泰航空有限公司採納香港會計準則第34號而令中信泰富之應佔期初保留盈利減少港幣一億四千八百萬元外，採納該等香港會計準則對本集團之財務報表並無重大影響。

2 Turnover and Segment Information

An analysis of the group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of associated companies by principal activities are as follows:

2 營業額及分類資料

以下為按主要業務劃分之集團營業額及未計財務支出淨額之綜合業務溢利及所佔聯營公司之除稅前溢利減虧損:

Six months ended 30 June 2002 *in HK$ million*	*Turnover* *營業額*	*Profit from Consolidated Activities* *綜合業務溢利*	*Share of Profits less Losses of Associated Companies* *所佔聯營公司溢利減虧損*	*Group Total* *集團合計*	*Segment Allocations* *分類業務分配*	*Segment Profit* *分類業務溢利*	*截至二零零二年六月三十日止六個月* *以港幣百萬元計算*
By principal activity:							*按主要業務分析:*
Communications	2,226	116	271	387	–	387	**信息業**
Power and civil infrastructure	892	769	58	827	–	827	**發電及基礎設施**
Aviation	–	–	409	409	–	409	**航空**
Property	228	169	332	501	43	544	**物業**
Marketing & distribution							**銷售及分銷**
Motor vehicles and related services	2,932	141	13	154	(32)	122	汽車及有關服務
Trading	2,359	19	10	29	(11)	18	貿易
Industrial manufacturing	1,823	141	–	141	–	141	**工業製造**
Others	1,021	168	14	182	–	182	**其他**
Less: General & administration expenses	–	(169)	–	(169)	–	(169)	**減:一般及行政費用**
	11,481	1,354	1,107	2,461	–	2,461	
Net finance charges						(232)	**財務支出淨額**
Taxation						(161)	**稅項**
Profit after taxation						2,068	**除稅後溢利**

2 Turnover and Segment Information *continued* 2 營業額及分類資料續

Six months ended 30 June 2001 *in HK$ million*	*Turnover* 營業額	*Profit from Consolidated Activities* 綜合業務溢利	*Share of Profits less Losses of Associated Companies* 所佔聯營公司溢利減虧損	*Group Total* 集團合計	*Segment Allocations* 分類業務分配	*Segment Profit* 分類業務溢利	*截至二零零一年六月三十日止六個月* *以港幣百萬元計算*
By principal activity:							*按主要業務分析:*
Communications	352	75	100	175	–	175	**信息業**
Power and civil infrastructure	969	869	46	915	–	915	**發電及基礎設施**
Aviation	–	–	379	379	–	379	**航空**
Property	131	99	175	274	63	337	**物業**
Marketing & distribution							**銷售及分銷**
Motor vehicles and related services	2,533	148	12	160	(49)	111	汽車及有關服務
Trading	2,477	21	11	32	(14)	18	貿易
Industrial manufacturing	1,553	117	–	117	–	117	**工業製造**
Others	772	138	–	138	–	138	**其他**
Less: General & administration expenses	–	(179)	–	(179)	–	(179)	**減:一般及行政費用**
	8,787	1,288	723	2,011	–	2,011	
Net finance charges						(267)	**財務支出淨額**
Taxation						(155)	**稅項**
Profit after taxation						1,589	**除稅後溢利**

An analysis of group's turnover by geographical area is as follows: 以下為按地理區域分析之集團營業額:

in HK$ million	*Six months ended 30 June* *截至六月三十日止六個月* **2002**	2001	*以港幣百萬元計算*
By geographical area:			*按地理區域分析:*
Hong Kong	**4,538**	4,358	香港
Mainland China	**6,408**	3,644	中國大陸
Japan	**223**	224	日本
Others	**312**	561	其他
	11,481	8,787	

3 The profit from consolidated activities is arrived at after crediting and charging:

3 綜合業務溢利已計入及扣除：

in HK$ million	*Six months ended 30 June 截至六月三十日止六個月* 2002	2001	*以港幣百萬元計算*
Dividend income from investments	**228**	255	來自投資之股息收入
Net gain from investments	**91**	40	投資之淨溢利
Cost of inventories	**5,820**	4,833	存貨成本
Depreciation and amortisation	**268**	241	折舊及攤銷
Goodwill amortisation	**10**	3	商譽攤銷

4 Net finance charges included interest expense of HK$275 million (2001: HK$382 million).

4 財務支出淨額包括利息支出港幣二億七千五百萬元（二零零一年：港幣三億八千二百萬元）。

5 Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Detailed as follows:

5 香港利得稅乃以該期間內之估計應課稅溢利按稅率16%（二零零一年：16%）計算。海外稅項則根據該期間內之估計應課稅溢利按本集團經營業務國家之現行稅率計算，詳情如下：

in HK$ million	*Six months ended 30 June 截至六月三十日止六個月* 2002	2001	*以港幣百萬元計算*
Company and subsidiary companies			*本公司及附屬公司*
Hong Kong profits tax	**67**	64	香港利得稅
Overseas taxation	**15**	31	海外稅項
Deferred taxation	**(3)**	(11)	遞延稅項
Associated companies			*聯營公司*
Hong Kong profits tax	**40**	24	香港利得稅
Overseas taxation	**35**	36	海外稅項
Deferred taxation	**7**	11	遞延稅項
	161	155	

6 Dividends

6 股息

in HK$ million 以港幣百萬元計算	*Six months ended 30 June* 截至六月三十日止六個月 2002	2001
2001 final dividend paid: HK$0.60 (2000: HK$0.65) per share 已派二零零一年度末期股息：每股港幣0.60元（二零零零年：每股港幣0.65元）	**1,314**	1,427
2002 interim dividend proposed: HK$0.30 (2001: HK$0.20) per share 建議二零零二年度中期股息：每股港幣0.30元（二零零一年：每股港幣0.20元）	**657**	439

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$1,965 million (2001: HK$1,500 million) and on 2,189,780,160 shares in issue for the period (2001: 2,196,000,160 shares in issue).

No diluted earnings per share is presented for the six months ended 30 June 2002 as the exercise of all the share options outstanding during the period have no dilutive effect on the earnings per share.

7 每股盈利乃根據期內之股東應佔溢利港幣十九億六千五百萬元（二零零一年：港幣十五億元）及已發行股份2,189,780,160股（二零零一年：已發行股份2,196,000,160股）計算。

由於期內尚餘的購股權在行使時，並沒有對每股盈利構成攤薄影響，故於截至二零零二年六月三十日止六個月內並沒有展示攤薄後的每股盈利。

8.1 Debtors, Accounts Receivable, Deposits and Prepayments

8.1 應收賬項、應收賬款、按金及預付款項

in HK$ million 以港幣百萬元計算	*30 June 2002* 二零零二年六月三十日	*31 December 2001* 二零零一年十二月三十一日
Trade debtors 應收貿易賬項		
– Within 1 year 一一年內	**1,578**	1,370
– Over 1 year 一一年以上	**68**	34
	1,646	1,404

Note:

(i) Trade debtors are net of provision and the ageing is classified based on invoice date.

(ii) Each business units has a defined credit policy appropriate to its circumstances.

附註：

(i) 應收貿易賬項為扣除撥備後之款項及按發票日期分類所欠之到期日子。

(ii) 各營業單位因應本身環境製訂信貸政策。

8.2 Creditors, Accounts Payable, Deposits and Accruals

8.2 應付賬項、應付賬款、按金及應付款項

in HK$ million	*30 June 2002 二零零二年 六月三十日*	*31 December 2001 二零零一年 十二月三十一日*	*以港幣百萬元計算*
Trade creditors			應付貿易賬項
– Within 1 year	**1,119**	1,136	一一年內
– Over 1 year	**54**	18	一一年以上
	1,173	1,154	

9 Comparative figures have been adjusted to conform with the current presentation as required under the new or revised Hong Kong Statement of Standard Accounting Practice implemented.

9 若干比較數字已作出調整，以符合已實施之嶄新或經修訂香港會計實務準則所規定之呈報形式。

Auditors' Independent Review Report

To the Board of Directors of CITIC Pacific Limited

Introduction

We have been instructed by the company to review the interim financial report set out on pages 24 to 33.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants, except that the scope of our review, as instructed by the directors, did not extend to the results of an associated company, Cathay Pacific Airways Limited, whose results were equity accounted for by the directors on the basis of its published interim financial information.

A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

核數師的獨立審閱報告

致中信泰富有限公司董事會

引言

本所已按　貴公司指示，審閱第24至33頁所載的中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則，中期財務報告的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而有關報告已經董事批准。

已進行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作，惟按照董事指示，審閱範圍並不包括聯營公司國泰航空有限公司的業績，其業績由董事依據該公司已公佈的中期財務資料以權益法入賬。

審閱工作主要包括向管理層作出查詢，並對中期財務報告應用分析程序，然後根據結果評估會計政策及呈報方式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

Modified review conclusion arising from limitation of review scope

On the basis of our review which does not constitute an audit, with the exception of any modifications that might have been determined to be necessary had the above limitation not existed, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

經修訂的審閱結論－審閱範圍的限制

按照本所審閱（不構成審計）的結果，除了假若上述限制不存在而可能需要作出的任何修訂外，本所並無發現任何須對截至二零零二年六月三十日止六個月的中期財務報告作出的重大修訂。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 August 2002

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年八月二十六日

Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2001: HK$0.20) per share for the year ending 31 December 2002 payable on 19 September 2002 to shareholders whose names appear on the Register of Members of the Company on 17 September 2002. The Register of Members of the Company will be closed from 11 September 2002 to 17 September 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Hong Kong for registration not later than 4:00 p.m. on 10 September 2002.

Share Option Plan

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company listed in the table below representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the period up to 30 June 2002.

股息及暫停股份過戶登記

董事會已議決宣派截至二零零二年十二月三十一日止年度之中期股息每股港幣30仙（二零零一年：港幣 20 仙），並將於二零零二年九月十九日派發予於二零零二年九月十七日名列本公司股東名冊上之股東。本公司將由二零零二年九月十一日起至二零零二年九月十七日止（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲享有上述中期股息者，必須於二零零二年九月十日下午四時前將所有過戶文件連同有關股票送達本公司之股份過戶登記處登捷時有限公司辦理過戶登記手續，地址為香港夏愨道十號和記大廈四樓。

購股權計劃

根據於二零零零年五月三十一日採納的中信泰富股份獎勵計劃二零零零（「該計劃」），董事會可邀請本公司或其任何附屬公司的任何董事、行政人員或僱員接納可認購本公司股份的購股權，而每接納該項邀請則須支付港幣 1 元。認購價由董事會釐定，最少為以下各項的較高者：(i)本公司股份於授出日期在聯交所日報表上所報的收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表上所報的平均收市價；及(iii)本公司股份的面值。根據該計劃可能授出的購股權所涉及的最高股份數目，不得超過以下兩者的10%：(i)本公司不時的已發行股本；或(ii)本公司於採納該計劃日期的已發行股本（以較低者為準）。

於二零零二年五月二十八日，根據該計劃授出認購本公司股份的購股權合共為下表所列的 11,550,000 股（佔已發行股本 0.53%），行使價為每股港幣 18.20 元。本公司股份於緊接授出日期前的收市價為港幣 18.10 元。所有已授出並獲接納的購股權可於授出日期起計 5 年內全數或部分行使。於截至二零零二年六月三十日止期間，所有購股權已獲接納，且概無購股權已予行使、註銷或失效。

	Number of Share Options Granted during the period *期內已授出的購股權數目*	
Directors of the Company	8,100,000	本公司董事
Continuous Contract Employees	3,450,000	持續受聘的合約僱員
Total	11,550,000	合計

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 28 May 2002 was HK$5.47 on the following assumptions using the Black-Scholes option pricing model:

- Exercise price of HK$18.20;
- Expected volatility of 45.3% (based on historical share price movement);
- Expected annual dividend yield of 4.8% (based on historical dividend payments);
- Estimated expected life of the options granted is 5 years (the full term of the outstanding option awards and therefore is the maximum entry for this assumption).
- Five-year Hong Kong Exchange Fund Notes interest rate at the date the options were granted was 4.74%; and
- A 5% risk-of-forfeiture adjustment in respect of the expectation that some options will be forfeited over their estimated expected lifetime.

The result of the Black-Scholes option pricing model can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the model.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

As there is no accounting standard in Hong Kong governing the accounting for employee stock option, their cost has not been incorporated in the interim accounts.

於本期間內授出的每份認購中信泰富一股股份的購股權，按於授出日期(即二零零二年五月二十八日)計算的公平價值為港幣5.47元，此乃根據柏力克－舒爾斯期權定價模式並採用以下之假設數據所計算：

- 行使價為港幣18.20元；
- 預期波幅為45.3%(按過往的股價變動計算)；
- 預期全年股息率為4.8%(按過往派付的股息計算)；
- 所授購股權的預期有效期為五年(此為未行使購股權的整個年期，故為此假設的最長年期)；
- 於授出購股權日期的五年期港幣外匯基金票據的息率為4.74%；及
- 由於估計部分購股權將於其預期有效期內被沒收，就此作出的風險調整為5%。

柏力克－舒爾斯期權定價模式的計算結果可因應此等假設的變動而大受影響，由於此模式的規限，購股權的實際價值可能有別於購股權的估計公平價值。

於該計劃屆滿前被沒收的所有購股權將視作已告失效的購股權，且不會再納入根據該計劃可供發行的股份數目上。

由於香港並無規管僱員購股權會計處理的會計準則，故其成本值並無納入中期賬目內。

Directors' Interests in Securities

1. Shares in the Company and Associated Corporation

The interests of the Directors in securities of the Company or any associated corporation as at 30 June 2002 as recorded in the register required to be kept under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

董事之證券權益

1. 本公司及相聯法團之股份

根據證券（披露權益）條例（「披露權益條例」）第29條須予保存之登記名冊內記錄董事於二零零二年六月三十日於本公司或任何相聯法團之證券權益如下：

Number of Shares 股份數目

	Personal interests 個人權益	Corporate interests 法團權益	Family interests 家族權益	Other interests 其他權益	Total 總數	
CITIC Pacific Limited						**中信泰富有限公司**
Larry Yung Chi Kin		400,381,000			400,381,000	榮智健
Henry Fan Hung Ling		43,000,000			43,000,000	范鴻齡
Vernon Francis Moore				3,200,000 (Note 1) (附註1)	3,200,000	莫偉龍
Peter Lee Chung Hing	500,000				500,000	李松興
Norman Yuen Kee Tong	33,000				33,000	阮紀堂
Robert Ernest Adams	550,000				550,000	羅安達
Liu Jifu	40,000				40,000	劉基輔
Hansen Loh Chung Hon	1,050,000	500,000 (Note 2) (附註2)	500,000 (Note 2) (附註2)		1,550,000	陸鍾漢
André Desmarais	87,800	100,230,000	1,000		100,318,800 (Note 3) (附註3)	德馬雷
Cathay Pacific Airways Limited						**國泰航空有限公司**
Hansen Loh Chung Hon	450,000				450,000	陸鍾漢

Note 1: Deemed interests held by the relevant Director and his family as contingent beneficiaries of a discretionary trust.

Note 2: The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

Note 3: In addition to the aforesaid, the relevant Director is also one of the trustees of a Canadian discretionary trust which controls Canadian companies which own 24,000 shares of the Company.

附註1：有關董事及其家族作為一全權信託之或然受益人而被視作持有之權益。

附註2：有關董事持有之法團權益與其家族權益重疊，因500,000股股份為透過一間由該董事及其家族擁有之公司之權益。

附註3：除上述所載外，有關董事亦為一個加拿大全權信託之受託人之一。該全權信託控制擁有本公司24,000股股份之加拿大公司。

2. Share Options in the Company

As at 30 June 2002, the number of outstanding options granted by the Company to the Directors to subscribe for shares of the Company, as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

2. 本公司的購股權

於二零零二年六月三十日，根據披露權益條例第29條須予保存之登記名冊內記錄，本公司授予董事以認購本公司股份的尚未行使購股權數目如下：

Directors	*Number of Share Options of the Company 本公司的購股權數目*	*董事*
Larry Yung Chi Kin	2,000,000	榮智健
Henry Fan Hung Ling	1,600,000	范鴻齡
Vernon Francis Moore	1,000,000	莫偉龍
Peter Lee Chung Hing	1,000,000	李松興
Norman Yuen Kee Tong	500,000	阮紀堂
Robert Ernest Adams	300,000	羅安達
Yao Jinrong	300,000	姚進榮
Chang Zhenming	500,000	常振明
Li Shilin	300,000	李士林
Carl Yung Ming Jie	300,000	榮明杰
Liu Jifu	300,000	劉基輔
Total	8,100,000	總數

Substantial Shareholders

As at 30 June 2002, the interests of the substantial shareholders, other than the Directors of the Company, in the equity securities of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance and the amount of such interests are as follows:

主要股東

於二零零二年六月三十日，根據披露權益條例第16(1)條須予保存之登記名冊內記錄，主要股東（本公司董事除外）於本公司股本證券之權益及該等權益之數量如下：

Name	*Number of Shares of the Company 本公司之股份數目*	*名稱*
China International Trust and Investment Corporation	632,066,285	中國國際信托投資公司
China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK")	632,066,285	中國國際信托投資(香港集團)有限公司(「中信香港」)
Heedon Corporation	498,424,285	Heedon Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Rockhampton Investments Limited	292,000,000	Rockhampton Investments Limited
Bloomfield Enterprises Corp.	292,000,000	Bloomfield Enterprises Corp.
Earnplex Corporation	292,000,000	Earnplex Corporation

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies by virtue of section 8(2) of the SDI Ordinance as follows:

按披露權益條例第8(2)條，中信香港透過下列全資附屬公司間接成為本公司之主要股東：

Name of Subsidiary Companies of CITIC HK	*Number of Shares of HK$0.40 each 每股面值港幣0.40元之股份數目*	*中信香港之附屬公司名稱*
Affluence Limited	43,266,000	Affluence Limited
Winton Corp.	30,718,000	Winton Corp.
Westminster Investment Inc.	101,960,000	Westminster Investment Inc.
Jetway Corp.	22,500,000	Jetway Corp.
Cordia Corporation	32,258,064	Cordia Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Hainsworth Limited	80,376,000	Hainsworth Limited
Southpoint Enterprises Inc.	10,000,000	Southpoint Enterprises Inc.

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

China International Trust and Investment Corporation is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of China International Trust and Investment Corporation in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中國國際信托投資公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司，而Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國國際信托投資公司於本公司之權益，與中信香港於本公司之權益重疊。中信香港於本公司之權益又與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益，與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited於本公司之權益，與其上述直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd.於本公司之權益，與其上述直接擁有之附屬公司於本公司之權益重疊。

Rockhampton Investments Limited is a wholly owned subsidiary company of Bloomfield Enterprises Corp., which in turn is a wholly owned subsidiary company of Earnplex Corporation. Accordingly, the interests of Earnplex Corporation duplicate the interests in the Company of its direct and indirect subsidiary companies as described above. Mr Larry Yung Chi Kin is the owner of the entire issued share capital of Earnplex Corporation. The interests in the Company of Rockhampton Investments Limited represent part of the corporate interests of Mr Larry Yung Chi Kin as mentioned in the above section of "Directors' Interests in Securities".

Rockhampton Investments Limited 乃 Bloomfield Enterprises Corp.之全資附屬公司，因而亦是 Earnplex Corporation 之全資附屬公司。因此，Earnplex Corporation於本公司之權益，與其上述直接及間接擁有之附屬公司於本公司之權益重疊。榮智健先生乃 Earnplex Corporation 全部已發行股本之擁有人。Rockhampton Investments Limited於本公司之權益乃以上「董事之證券權益」一節中所載榮智健先生之法團權益之其中一部份。

Share Capital

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

股本

本公司並無於本期間內贖回其任何股份。本公司或其任何附屬公司亦無於本期間內購回或出售本公司之任何股份。

This Interim Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

本中期報告載有若干有關本集團財務狀況、經營業績及業務的前瞻性陳述。此等前瞻性陳述為本公司對未來事項之期望或信念，當中涉及已知及未知風險及不明朗因素，可能會導致實際業績、表現或事項與該等陳述中明示或暗示之任何未來業績、表現或事項有重大偏差。

前瞻性陳述牽涉固有風險及不明朗因素。務請留意，多項因素可能導致實際業績有別於任何前瞻性陳述所預測或暗示之業績，而在若干情況下，可能出現重大差異。

Terms 詞語

Terms		詞語	
Capital employed	Capital employed represents shareholders' funds plus total borrowings	資金運用	資金運用乃代表股東資金加上借款總數
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from all its subsidiary companies, associated companies and other investments	所有業務之現金貢獻	中信泰富有限公司來自所有附屬公司、聯營公司及其他投資之現金流入
Total debt	Short term and long term loans, notes and bonds	負債總額	短期及長期貸款、票據及債券
Net debt	Total debt less cash and bank deposits	淨負債	總負債減現金及銀行存款
Shareholders' equity	Shareholders' funds + unimpaired goodwill written off to reserves for accounting purposes	股東權益	股東資金＋按會計所需之儲備中沒有減值之商譽撇銷
Total capital	Shareholders' equity + net debt	資本總額	股東權益＋淨負債
EBITDA	Net Profit less interest expense, taxation, depreciation and amortisation	EBITDA	不包括利息支出、稅項、折舊及攤銷之淨溢利
Contribution	Net income from each business before amortisation of goodwill, and interest and overheads paid by CITIC Pacific Ltd.	溢利貢獻	未計公司之商譽攤銷，中信泰富有限公司利息及營運開支前來自各項業務之淨收益

Ratios 比率

$$\text{Earnings per share} = \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{每股盈利} = \frac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$$

$$\text{Shareholders' equity per share} = \frac{\text{Shareholders' equity}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{每股股東權益} = \frac{\text{股東權益}}{\text{年底已發行並繳足股份總數}}$$

$$\text{Leverage} = \frac{\text{Net debt}}{\text{Total capital}}$$

$$\text{槓桿比率} = \frac{\text{淨負債}}{\text{資本總額}}$$

$$\text{Cashflow per share} = \frac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{每股現金流量} = \frac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$$

$$\text{Interest cover} = \frac{\text{EBITDA}}{\text{Interest expense}}$$

$$\text{利息倍數} = \frac{\text{不包括利息支出、稅項、折舊及攤銷之淨溢利}}{\text{利息支出}}$$

Headquarters and Registered Office
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

總辦事處及註冊辦事處
香港中環
添美道一號
中信大廈
三十二樓

Contacts
To review our website, please visit www.citicpacific.com
Telephone: 2820 2111
Fax: 2877 2771
contact@citicpacific.com

聯絡
請瀏覽本公司之網站 www.citicpacific.com
電話： 2820 2111
圖文傳真： 2877 2771
contact@citicpacific.com

Security Information
CITIC Pacific Ltd. is listed on the Stock Exchange of Hong Kong. American Depositary Receipts are traded over the counter in the United States.

Stock Codes
The Stock Exchange of Hong Kong: 267
Bloomberg: 267 HK
Reuters: 0267. HK
Ticker Symbol for ADR: CTPCY

證券資料
中信泰富有限公司在香港聯合交易所上市。
美國預託證券在美國以場外交易方式進行買賣。

證券編號
香港聯合交易所： 267
彭博資訊： 267 HK
路透社： 0267. HK
美國預託證券編號： CTPCY

Auditors
PricewaterhouseCoopers
22nd Floor, Prince's Building
Central
Hong Kong

核數師
羅兵咸永道會計師事務所
香港
中環
太子大廈二十二樓

Registrars
Tengis Limited
4th Floor, Hutchison House
10 Harcourt Road
Hong Kong
Telephone: 2846 9666
Fax: 2810 8185

股份登記處
登捷時有限公司
香港
夏愨道十號
和記大廈四樓
電話： 2846 9666
圖文傳真： 2810 8185

Company Secretary
Alice Tso Mun Wai

公司秘書
曹敏慧

Investor Relations
Holly Chen
Telephone: 2820 2004
Fax: 2104 6632
investor.relations@citicpacific.com

投資者關係
陳濛
電話： 2820 2004
圖文傳真： 2104 6632
investor.relations@citicpacific.com

Key Dates
Closure of Register: 11 September 2002 to
17 September 2002
Interim Dividend payable: 19 September 2002
Financial Year End: 31 December 2002

重要日期
截止過戶日期：二零零二年九月十一日至
二零零二年九月十七日
派發中期股息：二零零二年九月十九日
財政年度結算日期：二零零二年十二月三十一日

Cover design: A detail of a hand printed fabric design from Sichuan province. One of a series of traditional Chinese fabric patterns used on our Reports since 1995.

封面設計：圖案取材自四川傳統印染，這是本公司自一九九五年以來所採用的中國民族印染圖案主題另一演繹。

Design: Steiner&Co. 石漢瑞設計公司

Art & Production: iOne Financial Press Limited

Printed on environmentally friendly paper 環保紙印刷



CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111 Facsimile: 2877 2771 www.citicpacific.com

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 圖文傳真：2877 2771 www.citicpacific.com

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

10 September 2002

To the Shareholders

Dear Sir or Madam,

CITIC PACIFIC LIMITED (THE "COMPANY")
(i) SUMMARY FINANCIAL REPORT
(ii) WEBSITE VERSION OPTION OF THE ANNUAL REPORT AND ACCOUNTS, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

NEW OPTIONS OF CORPORATE COMMUNICATIONS FROM THE COMPANY

We would like to bring your attention to two important options which you would have for corporate communications from the Company.

New legislation and the recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and to the Articles of Association of the Company enable the Company to offer shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts (the "Full Annual Report") and (ii) the choice to rely on the versions of the Summary Financial Report and the Full Annual Report and interim report of the Company that will be published on the website of the Company rather than receiving a printed copy of either document.

SUMMARY FINANCIAL REPORT

Starting from 2003, you may choose the level of information that suits you from options (a) or (b) below:–

(a) the Full Annual Report containing all the statutory information required by legislation; or

(b) the Summary Financial Report containing all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Annual Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Annual Report from which it is derived.

Under the new legislation, you may send a notice to the Company in the form of the enclosed reply slip indicating whether, with effect from 2003, you wish and agree to select one of the options given to you in the reply slip.

If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report. However, if you so wish, you can still obtain the Full Annual Report of the Company by writing to the Company's Share Registrars.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 28202111 Fax: 28772771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

WEBSITE VERSION OPTION OF THE FULL ANNUAL REPORT, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

In addition, commencing from 2003, the Summary Financial Report, Full Annual Report and interim report of the Company will be posted to the Company's website (http://www.citicpacific.com) on or before their respective date of dispatch.

You may choose to rely on the versions posted on the website of the Company instead of being sent a printed copy of either document (the "Website Version Option"). If you so choose, you will be notified of the publication of the Summary Financial Report, the Full Annual Report and interim report of the Company on the website of the Company, the address of the website and the location on the website where such document(s) may be accessed and how it or they may be accessed.

You may also choose (i) to rely on the copy of that notification that will be posted on the website of the Company in place of a printed copy of that notification (the "Website Notification Option") or (ii) to receive a printed copy of the notification by post.

We encourage you to take advantage of both the Website Version Option and the Website Notification Option as we believe for many shareholders it is a more convenient and prompt method of communication. The Company wishes to be more environmental friendly in conducting its businesses and believes that the website option to the shareholders will help to reduce consumption of the world's natural resources and save printing and mailing costs for the Company.

The Website Version Option and the Website Notification Option are entirely voluntary. **If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete the section headed "Website Version Option" in the reply slip enclosed.**

HOW TO COMPLETE AND RETURN YOUR REPLY SLIP

Please tick the appropriate box and sign and return the reply slip in the envelope provided to the Share Registrars of CITIC Pacific Limited, Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Hong Kong by 21 October 2002. You may return the reply slip to Tengis Limited by post or hand delivery. If your registered address is in Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

Unless and until you inform the Company otherwise in accordance with legislation, your reply slip will apply to documents to be sent to shareholders for the purposes of the 2003 annual general meeting of the Company and subsequent general meetings of the Company and future interim reports. If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report.

Please note that you have the right to change your choice, at any time by reasonable notice in writing served on the Company, as to whether you wish to receive the Summary Financial Report or the Full Annual Report and to receive such report(s) and accounts in printed form or to rely on the versions of such document(s) posted to the Company's website.

In addition, if you choose the website option but for any reason have difficulty in receiving or gaining access to the document, you will promptly upon request be sent the printed forms of the Summary Financial Report/Full Annual Report or interim report, as the case may be, free of charge.

If you have any queries relating to this letter, please call the enquiry hotline at 2846 9666.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

選擇依賴載於網站上之整份年報、財務摘要報告及中期報告

此外，由二零零三年起，本公司之財務摘要報告、整份年報及中期報告將於其各自寄發日期或之前，在本公司之網站（http://www.citicpacific.com）上刊載。

閣下可選擇依賴本公司在網站上刊登之此等文件而不收取有關文件之印刷本（「網站版選擇」）。閣下如作出此選擇，本公司將於刊載財務摘要報告、整份年報及中期報告於網站時通知　閣下，並會通知　閣下可供瀏覽有關文件之網址及位置，以及登入瀏覽有關文件之方法。

於收取上文所述之通告，　閣下亦可選擇(i)依賴本公司登載於網站上之通告，而不收取通告之印刷本（「網站版通告選擇」）或(ii)以郵寄方式收取通告之印刷本。

本公司誠意鼓勵　閣下善用網站版選擇及網站版通告選擇，此乃基於本公司深信，對大部份股東而言，此實為更便捷之通訊方法。本公司擬採取較環保之態度處理其業務，且深信讓股東選擇網站版，有助減少浪費地球之天然資源，亦可令本公司節省印刷及郵寄費用。

網站版選擇及網站版通告選擇純屬自願性選擇。**倘　閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則　閣下毋須填寫隨附回條內「網站版選擇」一節。**

填寫及交回回條之方法

請於適當欄內加上「✓」號，並將填妥之回條放入隨附之回郵信封，於二零零二年十月二十一日前將回條交回中信泰富有限公司之股份過戶登記處登捷時有限公司（地址為香港夏慤道十號和記大廈四樓）。閣下可以郵寄方式或親自將回條交回登捷時有限公司。倘　閣下之登記地址位於香港，則毋須於寄交回條時貼上郵票。若於海外區域，則請貼上適當郵票。

除非及直至　閣下根據法例另行通知本公司，否則　閣下之回條將適用於本公司就二零零三年股東週年大會及其後股東大會而寄發予股東之文件及往後之中期報告。倘　閣下並無採取任何行動，則本公司將寄發財務摘要報告而非整份年報予　閣下。

務請注意，　閣下有權隨時向本公司發出合理之書面通知，以改變　閣下就收取財務摘要報告或整份年報，及收取有關報告及賬目之印刷本或依賴本公司在網站上刊載之文件而作出之選擇。

此外，倘　閣下選擇網站版，惟基於任何原因而未能取得或登入瀏覽有關文件，則　閣下可即時要求本公司免費寄發財務摘要報告／整份年報或中期報告（視情況而定）之印刷本。

閣下對本函件如有任何疑問，請致電查詢熱線：2846 9666。

此致

列位股東　台照

代表中信泰富有限公司
公司秘書
曹敏慧
謹啟

二零零二年九月十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啟者：

中信泰富有限公司（「本公司」）
(i) 財務摘要報告
(ii) 選擇收取網站版之年報及賬目、財務摘要報告及中期報告

收取本公司之公司通訊之新選擇

本公司謹請　閣下垂注，　閣下收取本公司之公司通訊，現有兩種重要選擇。

根據新法例及香港聯合交易所有限公司證券上市規則作出之新修訂，以及遵照本公司之組織章程細則作出之新修訂，本公司現可讓股東(i)選擇收取財務摘要報告（「財務摘要報告」）以代替年報及賬目（「整份年報」）及(ii)選擇依賴在本公司之網站上刊載之財務摘要報告、整份年報及中期報告，而不收取有關文件之印刷本。

財務摘要報告

由二零零三年起，　閣下可在下列(a)或(b)選項選擇　閣下所需之資料：－

(a) 整份年報：載有法例所規定之所有法定資料；或

(b) 財務摘要報告：載有本集團資產負債表及損益賬之資料及詳情，以及摘錄自整份年報之重要資料。財務摘要報告取材於整份年報，是整份年報所載資料及詳情之概要。

根據新法例，　閣下可交回隨附之回條予本公司，表示　閣下希望並同意由二零零三年起選擇回條所列之其中一種選項。

倘　閣下並無採取任何行動，則本公司將寄發財務摘要報告而非整份年報予　閣下。然而，　閣下仍可致函本公司之股份過戶登記處，以索取本公司之整份年報。

中信泰富有限公司　香港中環添美道一號中信大廈三十二樓
電話：2820 2111　圖文傳真：2877 2771　電子郵件：contact@citicpacific.com　網址：www.citicpacific.com

REPLY SLIP

To: CITIC Pacific Limited (the "Company")
c/o Tengis Limited
4th Floor, Hutchison House,
10 Harcourt Road,
Hong Kong.

1. SUMMARY FINANCIAL REPORT AND FULL ANNUAL REPORT

Please tick one box under this section.

☐ I/We would like to receive the Summary Financial Report instead of the Full Annual Report for the financial year ending 31 December 2002 and future years.

☐ I/We would like to receive the Full Annual Report for the financial year ending 31 December 2002 and future years.

2. WEBSITE VERSION OPTION

If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete this section.

If you wish to rely on the website version, please tick one box under this section.

☐ I/We would like to rely on (i) versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and interim report and (ii) the electronic notification posted on the website of the Company of the publication of those documents on the website and other related matters in lieu of a printed copy of that notification.

☐ I/We would like (i) to rely on versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and interim report and (ii) to receive by post a printed copy of the notification of the publication of those documents on the website and other related matters.

Name of Registered Shareholder: ______________________________

Signature: ______________________________

Date: ______________________________

Contact telephone number: ______________________________

回　條

致：　中信泰富有限公司（「本公司」）
由登捷時有限公司轉交本公司
香港
夏慤道十號
和記大廈四樓

1.　**財務摘要報告及整份年報**

請於本節其中一欄加上「✓」號。

☐　本人／吾等欲收取截至二零零二年十二月三十一日止財政年度及其後年度之財務摘要報告以代替期間之整份年報。

☐　本人／吾等欲收取截至二零零二年十二月三十一日止財政年度及其後年度之整份年報。

2.　**網站版選擇**

倘　閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則　閣下毋須填寫本節。

倘　閣下欲依賴有關文件之網站版，請於本節其中一欄加上「✓」號。

☐　本人／吾等欲依賴 (i)本公司在網站上刊載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及(ii)本公司在網站上刊載有關文件及其他相關事宜而發出之網上通告，而不收取該通告之印刷本。

☐　本人／吾等欲 (i)依賴本公司在網站上刊載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及(ii)以郵寄方式收取就本公司在網站上刊載有關文件及其他相關事宜而發出之通告之印刷本。

登記股東姓名：______________________________

簽署：______________________________

日期：______________________________

聯絡電話號碼：______________________________